POLISH SECURITIES AND EXCHANGES COMMISSION

00-950 WARSAW PLAC POWSTAŃCÓW WARSZAWY 1

the Half-Year Report SA-P 2002

(current year)

(In accordance with §57, section 1, point 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569; and from 2002 No 31, item 280)

(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2002 to 30 June 2002,
and for the period from 1 January 2001 to 30 June 2001 Publication date: 6 September 2002

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	METALS INDUSTRY
(short name of the issuer)	(issuer branch title according to the Warsaw Stock Exchange)
59-301	Lubin
(postal co	(city)
Marii Curie – Skłoc	48
(street)	(number)

48 76 84 78 280	48 76 84 78 500	IR@BZ.KGHM.pl
(telephone)	(fax)	(e-mail)
692-000-00-13	390021764	www.kghm.pl
(NIP)		

Deloitte & Touche Audit Services Sp
(Entity entitled to audit financial staten

The half-year report includes:

- ☒ Auditor's report on the review of the half-year
- ☐ Auditor's opinion and auditor's report on the re
- ☒ The financial report:
  - ☒ Introduction
  - ☒ Balance Sheet
  - ☒ Profit and Loss Account
  - ☒ Additional Informations and Explanations
- ☒ Management's Commentary (Report on the Company's Activities)
- ☐ The half-year financial report per IAS/US GAAP in the case of an issuer being a leasing type enterprise, together with
  - ☐ Audit report on the review of the half-year financial statement
  - ☐ Auditor's opinion about this financial report (§59, section 2 and §62, section 6, point 2 of the above Decree)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	H1/2002	H1/2001	H1/2002	H1/2001
I. Net revenue from the sale of products, goods and materials	2 146 130	2 208 704	579 628	616 853
II. Operating profit (loss)	137 046	157 496	37 013	43 986
III. Profit (loss) before taxation	143 030	86 465	38 630	24 148
IV. Net profit (loss)	102 715	56 656	27 741	15 823
V.Net cash flow from operations	143 514	203 017	38 760	56 699
VI. Net cash flow from investing activities	(223 731)	(565 213)	(60 426)	(157 854)
VII. Net cash flow from financing activities	139 414	465 976	37 653	130 139
VIII. Total net cash flow	59 197	103 780	15 988	28 984
IX. Total assets	8 045 845	6 401 926	2 006 896	1 895 014
X. Liabilities and provisions for liabilities	4 211 097	2 451 189	1 050 385	725 569
XI.Long term liabilities	123 228		30 737	
XII. Short term liabilities	2 780 295	1 275 861	693 496	377 664
XIII. Shareholders' funds	3 834 748	3 950 737	956 511	1 169 445
XIV. Share capital	2 000 000	2 000 000	498 865	592 014
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.51	0.28	0.14	0.08
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	19.17	19.75	4.78	5.85
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

9/11

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON THE REVIEW OF THE COMPANY'S FINANCIAL STATEMENTS IN THE FIRST HALF OF 2002

Lubin, August 2002

EXEMPTION NUMBER: 82-4639

Deloitte & Touche

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REVIEW REPORT
FINANCIAL STATEMENTS
FOR 6 MONTHS ENDED 30 JUNE 2002

Deloitte & Touche
Audit Services Sp. z o.o.
z siedzibą w Warszawie
Usługi Audytorskie i Rachunkowe
ul. Fredry 6
00-097 Warszawa
Polska

Tel.: (48 22) 511 08 11, 511 08 01
511 08 02, 511 08 03
Fax: (48 22) 511 08 13
E-mail: dpoland@deloitteCE.com
www.deloitteCE.com

Deloitte & Touche

AUDITOR'S REPORT ON REVIEW OF THE FINANCIAL STATEMENTS FOR THE PERIOD 1 JANUARY 2002 TO 30 JUNE 2002

To the Shareholders, Supervisory Board and Management Board of KGHM Polska Miedź S. A.

We have reviewed the accompanying financial statements of KGHM Polska Miedź S.A. in Lubin, ul. Marii Curie Skłodowskiej 48, comprising:

- balance sheet as at 30 June 2002, which shows total assets and liabilities of 8.045.845 thousand (8.045.845.296,98 PLN),
- profit and loss account for the period from 1 January 2002 to 30 June 2002, showing a net income of 102.715 thousand (102.715.131,20 PLN),
- cash flow statement, showing a net increase in cash and cash equivalents during the period from 1 January 2002 to 30 June 2002 of 59.197 thousand (59.196.899,09 PLN), and
- additional information including:
  - introduction,
  - statement of changes in shareholders' equity, showing a balance as at 1 January 2002 of 3.711.600 thousand (3.711.600.363,54 PLN) and a balance of 3.834.748 thousand (3.834.747.526,91 PLN) as at 30 June 2002,
  - explanatory notes.

The Management Board of KGHM Polska Miedź S.A. is responsible for truth and fairness, of the information contained in these financial statements. Our responsibility was to conduct a review of these financial statements.

Our review was conducted in accordance with:

- auditing standards issued by the National Chamber of Chartered Accountants (KIBR), and;
- the Ordinance of the Council of Ministers of 16 October 2001 regarding the type, form, contents and timing for filling current and periodic information, by issuers of securities admitted for public trading.

Except as discussed in the following paragraph, we have conducted our review primarily on the basis of the data contained in the financial statements, in the accounting records of the Company and based on the information obtained from the Management Board and from personnel responsible for the preparation and maintenance of the financial accounts of the Company. The scope and methods applied in a review of financial statements differs fundamentally from that of

an audit of financial statements. The objective of the review was not to express an opinion on a truth and fairness of these financial statements, and we therefore do not express an audit opinion.

As it is described in point 9.7.3 of the introduction to the half-year financial statement the Company didn't analyse its signed contracts to identify embedded derivative instruments. In accordance with the law in force from 1st January 2002 the Company is obliged, under some conditions, to separately value and recognise host contracts and embedded derivatives. The information needed to quantify the effects of recognition and measurement of the embedded derivatives bifurcation from the host contracts is not reasonably determinable from the Company's accounts and records.

Based on our review, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to satisfy ourselves as to the matter discussed in preceding paragraph, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view of the financial situation of the Company as at 30 June 2002 and its financial results, profitability for the period from 1 January 2002 to 30 June 2002 in accordance with accounting principles outlined in the Accounting Law dated 29 September 1994 and other applicable regulations.

Without further qualifying our opinion on the correctness and fairness of audited financial statements, we would like to draw attention to the information disclosed in exploratory note No. 23. Due to the short period of Telefonia Dialog S.A. activities as telecommunication operator, uncertainties connected with possible results of changes in regulations on telecom market and effects of eventual success of consolidation plans of independent wireline telecommunication operators, the Company valued in financial statements as of 30th June 2002 its shares in Telefonia Dialog S.A. at cost of PLN 875,734 thousands and short term bonds at costs of PLN 1,381,660 thousands without any potential adjustment resulting from their impairment.

The above review report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail. The attached financial statements have been prepared by the Company's management in accordance with Polish accounting regulations and therefore do not constitute a presentation in accordance with International Accounting Standards

Certified auditor:

Lidia Pstrocka- Piorun
No. 9698/7252

persons representing entity:

Maria Rzepnikowska
Chairman of the Board

Wacław Nitka
Member of the Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warszawa
Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 30 August 2002

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

FINANCIAL REPORT

FOR THE FIRST HALF OF 2002

Lubin, August 2002

TABLE OF CONTENTS

KGHM Polska Miedź S.A. SA-P 2002 in 000' PLN

INTRODUCTION TO THE HALF-YEAR FINANCIAL REPORT

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedz S.A. with its head office in Lubin is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302. The basic business of the Company comprises:

- the mining of metals ores,
- the production of copper, precious metals, other non-ferrous metals and salt,
- the casting of light and non-ferrous metals,
- the management of metallic wastes, scraps and industrial wastes,
- wholesale sales based on direct or contractual payments,
- financial holding associations,
- geological-exploratory activities, engineering and technical services for industry, mining and transport enterprises, environmental protection,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, the distribution of gaseous fuels through a supply network,
- professional rescue activities, and
- air transport.

The shares of the Company are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

2. TIME FRAME OF COMPANY EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited.
The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE FINANCIAL STATEMENTS, COMPOSITION OF BODIES OF THE COMPANY

The financial statements of the Company presented in the report comprise:

- the current period from 1 January to 30 June 2002, and
- the comparative period from 1 January to 30 June 2001.

The bodies of the Company in the current period are comprised of:

The Management Board	
Stanisław Speczik	President of the Management Board
Stanisław Siewierski	First Vice President of the Management Board
Witold Bugajski	Vice President of the Management Board
Grzegorz Kubacki	Vice President of the Management Board
Jarosław Andrzej Szczepek	Vice President of the Management Board

The Supervisory Board	
Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Wiktor Błądek	Member of the Supervisory Board (to 4 January 2002)
Józef Czyczerski	Member of the Supervisory Board
Leszek Hajdacki	Member of the Supervisory Board (from 26 June 2002)
Witold Koziński	Member of the Supervisory Board
Ryszard Kurek	Member of the Supervisory Board
Janusz Maciejewicz	Member of the Supervisory Board
Marek Wierzbowski	Member of the Supervisory Board

KGHM Polska Miedź S.A. SA-P 2002 in 000' PLN

4. COMBINED DATA OF THE FINANCIAL REPORT.

The financial reports of the Company for the given period and comparable prior period were prepared as combined statements of the Company's divisions – each having its own accounting system - following elimination of mutual revenues and costs and of mutual debtor and creditor balances.
KGHM Polska Miedź S.A. as a dominant entity of a Capital Group prepares and publishes consolidated financial statements.

5. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

6. GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

7. COMPARABILITY OF STATEMENTS

Data for comparable prior periods (the first half of 2001 and the full year 2001) were restated based on accounting principles in force as at 1 January 2002 in order to insure comparability. A description of these differences in relation to previously-published reports is presented in Additional Explanatory Note nr 16.

8. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS.

There were no qualifications to the financial statements of the Company in the auditor's opinions in the comparable prior periods.

9. ACCOUNTING PRINCIPLES, VALUATION METHODS

In the presented periods the Company applied the following acounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994, and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A. in force as at 1 January 2002.

9.1. Intangible assets

Intangible assets include:
- acquired property rights – author's property rights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- purchased goodwill,

as well as the above rights used under a lease, tenancy or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

Intangible assets are valued at:
- the purchase cost for acquired property rights,
- the costs incurred for capitalised research and development projects, and
- the difference between the purchase price of an entity or its organised part, and the lower value of acquired assets estimated at their fair value, for goodwill.

The initial value of intangible assets is decreased by accumulated planned depreciation and write-offs due to permanent diminution in value.

Depreciation of intangible assets is based on the straight line method, adapted to the anticipated period of use, as well as in the following manner:
- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the tax Law,
- over a period of 5 years for costs of completed research and development projects;
- over a period of 5 years for goodwill and, in individually-justified cases, over a period of 20 years, and

- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

9.2 Tangible fixed assets

Tangible fixed assets include:

- fixed assets
- real estate, i.e. own land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
- machines, equipment, vehicles, etc.,
- improvements to external fixed assets (at the level of costs incurred),
- livestock, and
- fixed assets under construction and advances on fixed assets under construction.

Fixed assets also include external fixed assets used under a lease, tenancy or other similar agreement, if agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

The Company recognises as off-balance sheet the following items:

- State Treasury land received for perpetual usufruct, valued based on property assessment documents,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994, and
- fixed assets destined to be liquidated, until the liquidation.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured by the Company, their manufacturing cost.

Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.

Initial value and previously-made depreciation write-offs of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve capital.

The Company makes write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net sale price or to otherwise-evaluated fair value.

The Company applies balance sheet depreciation write-offs based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations approved by the Management Board of the Company, i.e.:

- the Industry Table of Depreciation Rates, and
- the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates.

Depreciation write-offs are made based on the following principles:

1. full depreciation of tangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the tax Law,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by systematic write-off of their initial value over the anticipated period of their useful life, in equal monthly increments proportionally to their planned period of depreciation.

In the current financial period the Company used non-depreciable external fixed assets worth PLN 1 862 thousand based on leasing agreements.

Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.
The value of fixed assets under construction is decreased by permanent diminution of value to the net sale price or to otherwise-estimated fair value.

9.3. Long term investments

The Company recognises as long term investments assets acquired to obtain an economic gain arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:
- financial assets - shares, long term loans granted and other financial assets, including long term bank deposits,
- real estate and intangible assets not used by the Company, and
- other long term investments.

Long term investments are valued at their purchase cost. Financial assets which have an active market are valued at their market price. Long term investments denominated in foreign currencies are valued at the buy exchange rate applied on that day by the bank used by the Company, but no higher than the average exchange rate set for the given currency by the NBP on the date of purchase or balance sheet date.
At the balance sheet date the value of financial assets, shown at their purchase cost, are decreased by a permanent diminution in value.
In cases where shares are obtained in exchange for a contribution in kind, the nominal value of shares is adjusted to their purchase cost by the surplus in their nominal value over the book value of the assets.
Long term loans are valued at the amount due for payment, with the prudence principle retained.

9.4. Inventory

Inventory is comprised of:
- materials ,
- semi-finished products and work in progress
- finished goods,
- goods for resale, and
- advances on deliveries.

During the year, inventories mentioned above are valued in accordance with the following principles:
- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – calculated on the basis of weighted average costs for the given item,
- materials and goods for resale in stock - calculated on the basis of weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost, calculated on the basis of average costs for the period

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net sale price.

9.5. Long term contracts

The Company applies a valuation method to each long term contract separately, depending on the individual conditions for realisation of each contract. At the balance sheet date there were no long term contracts.

9.6. Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable benefits to the Company.
From the point of view of maturity, these debtors are recognised as either long term or short term assets.

The Company recognises as long term assets those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.
The Company recognises trade debtors as short term assets regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount payable, with the prudence principle retained. Interest for delay in payments of debtors are calculated based on contractual agreement.

Debtors denominated in foreign currencies are valued based on the following rates:
- on the transaction date – at the average rate set for the given currency by the NBP.

For cases in which, on the date when the debtors arise, there is another rate given in customs declarations or other binding documents, the debtors are valued at this rate. Debtor payments are valued at the currency buy rate of the bank in which payment was realised,
- on the balance sheet date debtors are valued at the lowest buy rate for the currency quoted on that date in those banks in which the Company realises its largest turnover, but no higher than the average rate established for the given currency by the NBP for that day.

The Company creates provisions for doubtful debtors.

9.7. Short term investments

The Company recognises as short term investments those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:
1. short term financial assets
- shares and other securities, loans granted, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
- cash on hand and cash in current bank accounts,
- other cash and cash equivalents,
- other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are valued at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.

At the balance sheet date short term investments are valued at the lower of purchase cost and market value. When the financial asset isn't noted at the active market, its valuation is based on an individually-estimated fair value, if such value is lower than the purchase cost (price).

Investments denominated in foreign currencies are valued based on the following rates:
- on the acquisition date – at the average rate set for the given currency by the NBP,
- at the balance sheet date – at the lowest buy rate for the currency quoted on that day in those banks which handle for the Company transactions with securities and other assets subject to valuation, and in the case of derivative instruments at the lowest buy rate for the currency quoted in the bank which handles the highest turnover of such instruments, but no higher than the average rate established for the given currency by the NBP on that day,
- monetary assets denominated in foreign currencies remaining in bank accounts on the balance sheet date are valued at the buy rate applied on that date by the bank which maintains the given account, but no higher than the average rate established for the given currency by the NBP on that day.

9.7.1 Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid, and reflects transaction costs.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are shown in short term liabilities.

9.7.1.1 Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, the market value was obtained. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM *fixing* price, also at the balance sheet date, and silver lease

rates for the given maturity dates. In other situations an appropriate valuation model was applied which made use either of market data as at the balance sheet date, or of fair value quotations given by brokers.

9.7.1.2 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value or gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are divided into hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments are divided into commodity market instruments and currency instruments.

9.7.1.3 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the profit and loss account, in the period in which they arose.

9.7.1.4 Presentation of hedging instruments

Hedging, for accounting purposes, means designating one or more hedging instruments in such a way that the change in their fair value would offset fully or partially the change in fair value of hedged item or future cash flow arising from it.

a*) Fair value hedges*

A derivative instrument used to hedge fair value is one which:
a) hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) and which may be assigned to a particular type of risk associated with such elements, and
b) will have an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value due to the valuation of instruments used as fair value hedges at the balance sheet date are presented as financial costs or income in the profit and loss account, in the period in which they arose.

Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the profit and loss account.

b*) Cash flow hedges*

Cash flow hedges:
a) hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a forecasted future transaction, and that

b) will affect reported net profit or loss

A hedge of future valid commitment is also recognised as a cash flow hedge.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under shareholders' funds, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the profit and loss account.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the asset or liability is recognised, all associated gains and losses that were recognised in equity are removed from this position and are reflected in the purchase cost or other carrying

amount of the asset or liability. Gains or losses having arisen from this hedging instrument are included in the profit and loss account when the given asset or liability affects the profit and loss account.

9.7.1.5 Dedesignation of hedges

The Company ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such case, gains or losses arising from cash flow hedges in periods defined by the above-mentioned events are retained in shareholders' funds until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective because the hedged position no longer meets the definition of future valid commitment, or because of the possibility that the forecasted transaction will not take place, then the profit or loss shown in shareholders' funds is immediately transferred to the profit and loss account.

The profit or loss from derivative instruments is recognised as financial income or costs, while in the cash flow statement as operating activities.

9.7.2. Foreign-denominated bank loans as a future cash flow hedging transaction

Currency Risk Management within the Company

According to Risk Management Policy, the Company, wishing to avoid exposure to currency risk arising from indebtedness, makes use of natural hedges by financing from loans denominated in US dollars.
The accounting policy applied should reflect such hedges in the Financial Statements of the Company.

The Company's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.

By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the Company avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Credit drawn in US dollars is a hedging instrument against the currency risk connected with forecasted future sales in US dollars.

This hedge relates to revenues which will take place after the liabilities (credit) maturity date

Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.

At the hedging instrument maturity date, i.e. on the foreign currency liabilities repayment date, this hedging relationship expires.

This hedging relationship is of a future cash flow hedging nature.

9.7.3 Embedded financial instruments

Embedded financial instruments are not reflected in the accounts or in the financial report.
The Company intends to reflect this type of instrument in the annual report for the financial year.

9.8 Prepayments,

The Company recognises under prepayments costs incurred or assets consumed which relate to future financial periods, for which their value has been reliably established and which will produce future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- R&D costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year, and
- interest paid in advance on credit and loans.

Prepayments also include deferred tax assets.

From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.

The Company applies an individually-estimated period to write-offs of prepayments, depending on the type and amount of the item.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

9.9. Shareholders' Funds

Shareholders' Funds consist of:

- share capital shown at nominal value,
- reserve capital created and utilised pursuant to Company Statutes,
- revaluation reserve capital – capital from revaluation of fixed assets and from revaluation of derivative instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of the Company,
- retained profit or uncovered losses from prior years, and
- net profit from the current financial period.

9. 10. Liabilities

Liabilities are recognised as the obligation, arising from past events, to provide benefits of clearly defined value through the use of current or future assets of the Company.
The Company includes as liabilities:
- financial liabilities due to credit and loans, the issuance of debt securities, and financial instruments, etc.
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are valued at their nominal value on the date they arise.
At the balance sheet date they are valued at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force.

Liabilities denominated in foreign currencies are valued based on the following rates:
- on the date they arise – at the average rate set for the given currency by the NBP for that date, unless another rate was given in customs declarations or other binding documents,

- on the balance sheet date – at the highest sell rate for the currency quoted on that date in those banks in which the Company realises its largest turnover related to foreign-denominated liabilities, but no higher than the average rate set for the given currency by the NBP,
- for the payment of liabilities – at the currency sell rate in the bank used for payment of liabilities,
- for the drawing of credit or loans – at the currency sell rate prevailing on the date these liabilities arise, in the bank from which the liabilities were drawn. On the balance sheet date – at the currency sell rate prevailing in the bank from which the credit was drawn, but no lower than the average rate established for the given currency by the NBP.

9.10.1 Contingent liabilities – off-balance sheet.

The Company recognises as contingent liabilities potential future obligations to provide benefits, whose arising is dependent upon the existance of specified events in the future.
The following are recognised as contingent (off-balance sheet) liabilities:
- guarantees and securities granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the Company's economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

9. 10.2 Provisions

The Company creates provisions for certain or probable future liabilities, whose value may be reliably estimated. Provisions are created, among others, for the following liabilities:
- deferred income tax, created in connection with the positive temporary differences between the book value of assets and liabilities and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- future expenditure relating to mine closure costs, following mining excavation,
- the effects of legal and administrative proceedings,
- the granting of guarantees, securities and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The Company itself estimates the value of provisions.
The provision for deferred income tax is set at the amount of taxation due for payment in the future, and reflects in most instances the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is set at an amount estimated by actuarial methods.
The separation of provisions into long and short term is done based on proportions set using statistical methods by an actuary.

9. 10.3 Accruals

The Company recognises accruals, shown in the balance sheet under shareholders funds and liabilities, as being probable liabilities chargeable to the current financial period which arise from benefits obtained by the Company from contracted parties, if the value of the liability is known or may be reliably estimated, or which arise from the obligation to provide future benefits based on current activities, whose value may be reliably estimated.

Accruals include:
- wages together with charges paid once a year,
- accounting for the cost of fees arising from the appropriation of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term provisions matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

9. 10.4 Deferred income

Deferred income includes:

- the equivalent amount of payments received or due from contracted parties, documented by VAT invoice due to benefits whose realisation will occur in future periods,
- income due, based on the valuation of long term contracts,
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of research projects which are settled simultaneously to depreciation write-off of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation which are settled simultaneously to depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets obtained.

9.11 Revenues, costs, financial result

9.11.1 Revenues

The Company recognises as revenues from sales the probable realisation in the financial period of economic benefits, with a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in shareholders' funds in a manner other than the granting of funds by its owners.

The Company also recognises the following as revenues:

1. other operating income, connected indirectly with its economic activities:
- profit from the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,
- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and charges received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income

- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- profits from the disposal of investments,
- surpluses of positive exchange rate differences over negative,
- the revaluation of short and long term investments, in that part not accounted for as revaluation reserve capital,
- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary profits, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of its business activities.

9.11.2 Costs

The Company recognises as costs the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in shareholders' funds or an increase in negative shareholders' funds in a manner other than the withdrawing of funds by its shareholders or owners.
A by-type costs account is maintained, as well as the cost centers and types of activities.

The Company also recognises the following as costs:

1. other operating costs, i.e. costs indirectly connected with operating activities:
- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as shareholders' funds,
- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs (with the exception of provisions for financial liabilities),
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilsed production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs
- interest on financial liabilities and on other liabilities, including delay in payments,
- losses from the disposal of investments,
- write-offs revaluing investments,
- surpluses of negative exchange rate differences over positive,
- the creation of provisions for financial liabilities, and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing its operating activities

Changes were made to accounting principles in the current financial period, aimed at adapting them to the changes in the Accounting Act dated 29 September 1994.
Data of the comparable financial periods were restated to the principles prevailing in the current period.

10. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EURO, as set by the Polish National Bank, were as follows:

	current period	comparable period
1.exchange rate on the last day of the period	4.0091	3.3783
2.average rate calculated as the mathematical average of the rates on the last day of each month of the period	3.7026	3.5806
3.highest rate in the period (Tab.nr 124/A/NBP/2002, Tab. nr 8/A/NBP/2001)	4.0091	3.9189
4. lowest rate in the period (Tab.nr 5/A/NBP/2002, Tab.nr 113/A/NBP/2001)	3.5015	3.3564

11. BASIC ITEMS OF THE BALANCE SHEET, PROFIT AND LOSS ACCOUNT AND CASH FLOW STATEMENT IN EURO.

1. Basic balance sheet items

	as on the last day in 000' EURO	
	current period	comparable period
Assets in total	2 006 896	1 895 014
I. Fixed assets	1 228 707	1 399 897
II. Current assets	778 189	495 117
Shareholders' funds and liabilities	2 006 896	1 895 014
I. Shareholders' funds	956 511	1 169 445
II. Liabilities and provisions for liabilities	1 050 385	725 569

The EURO exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 4.0091.

The EURO exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 3.3783.

2. Basic profit and loss account items

in 000' EURO

	current period	comparable period
I. Revenues from the sale of products, goods and materials	579 628	616 853
II. Cost of sale of products, goods and materials	476 810	491 551
III. Gross profit (loss) from sales	102 818	125 302
IV. Profit (loss) from sales	39 263	52 900
V. Operating profit	37 013	43 986
VI. Profit (loss) before extraordinary items and taxation	38 632	24 157
VII. Extraordinary items	(2)	(9)
VIII. Profit (loss) before taxation	38 630	24 148
IX. Net profit (loss)	27 741	15 823

For calculating the profit and loss account for the current period the EURO exchange rate was calculated as the mathematical average of the rates on the last day of each month of the period, and was set by the NBP for that date as 3.7026.
For calculating the profit and loss account for the comparable period the EURO exchange rate was calculated as the mathematical average of rates on the last day of each month of the period, and was set by the NBP for that date as 3.5806.

3. Basic cash flows items

in 000' EURO

	current period	comparable period
A. Net cash flow from operations	38 760	56 699
B. Net cash flow from investing activities	(60 426)	(157 854)
C. Net cash flow from financing activities	37 653	130 139
D. Total net cash flow (A+/-B+/-C)	15 988	28 984
E. Change in balance of cash and cash equivalents (*)	13 211	31 593
F. Cash and cash equivalents – beginning of the period	12 795	6 198
G. Cash and cash equivalents – end of the period (F+/-D)	26 006	37 791
(*) Exchange rate differences	(2 776)	2 609

For calculating the cash flow statement for the current period the following EURO exchange rates were applied:
- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.7026,
- data in F – as set by the NBP as at 31 December 2001, i.e. 3.5219
- data in G – as set by the NBP as at 30 June 2002, i.e. 4.0091.

For calculating the data of the cash flow statement for the comparable period the following EURO exchange rates were applied:
- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.5806,
- data in F – as set by the NBP as at 31 December 2000, i.e. 3.8544,
- data in G – as set by the NBP as at 30 June 2001, i.e. 3.3783.

12. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL ACCOUNTING STANDARDS.

The Company applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards ('IAS').

KGHM Polska Miedź S.A. SA-P 2002 in 000' PLN

Differences between the accounting principles applied by the Company and those of IAS arise as a result of the matters described below:

12.1 Accounting for the effects of hyperinflation in prior years

In the financial statements of the Company the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to the purchase of fixed assets during a hyperinflationary period in prior years, in which the purchase price would be adjusted to that of the equivalent purchasing power on the balance sheet date in financial statements prepared during this period. The carrying value of these assets and of other non-cash assets adjusted in this way becomes a cost in later financial statements, and also the basis for depreciation calculations. In approximation this concerns fixed assets purchased prior to the second half of the financial year 1996.

12.2 Revaluation of fixed assets

A portion of fixed assets is shown at a revalued amount determined as at 1 January 1995 in accordance with a Ruling by the Minister of Finance dated 20 January 1995 (Dz.U. Nr 7 item 34). The method applied for the revaluing of fixed assets does not however fulfil the requirements of IAS concerning the revaluation of fixed assets since, according to IAS, on the balance sheet date the revalued amount should not significantly differ from the fair value of the asset. The most recent revaluation of fixed assets was carried out by the Company based on the level of prices in September 1994, as a result of which the estimated value may significantly differ from the fair value of fixed assets as at the end of the period. In addition, revaluation should include all fixed assets within a given group, and not only those purchased prior to 1 January 1995.

12.3 Provisions for mine closure costs

The Company creates provisions for anticipated mine closure costs using the unit of production method, i.e. the costs of creating such provisions are charged to all financial periods until the end of exploitation, in proportion to the amount of ore excavated in a given period to that of the entire anticipated amount to be excavated. This provision reflects costs associated with the future liquidation of existing mining works which will be incurred during the cessation of mining activities.
Changes in the amount of this provision at each balance sheet date result from changes in the estimated cost of liquidation and reflect the impact of discounting as set at the end of 2001. The effects of such changes are reflected in the profit and loss account.
According to IAS, liabilities arising from the costs of future mine liquidation arise at the time and as a result of a mine's construction, and should be recognised as a portion of the costs of construction of a given asset. This cost, calculated according to a fair value, is in turn depreciated together with other costs of construction of the given asset. As a result, the provision currently recognised in the balance sheet reflects the current value of all costs of mine liquidation arising from the current state of the mine works.

12.4 Specialised spare parts

In the financial statements of the Company spare parts are accounted for as an element of inventory. According to IAS, specialised spare parts which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

12.5 Scope of disclosures

The requirements of certain International Accounting Standards comprise a broader scope of disclosures than that of this half-year report.

KGHM Polska Miedź S.A. SA-P 2002 '000 PLN

EXEMPTION NUMBER: 82-4639

BALANCE SHEET

	Note	H1/2002	2001	H1/2001
ASSETS				
I. Fixed assets		4 926 010	4 893 309	4 729 273
1. Intangible fixed assets, of which:	1	10 056	14 071	35 974
- goodwill				
2. Tangible fixed assets	2	2 887 331	2 880 809	2 844 785
3. Long term debtors	3, 8	2 310	2 336	25 096
3.1. From related entities		299	299	22 968
3.2. From other entities		2 011	2 037	2 128
4. Long term investments	4	1 835 061	1 838 258	1 611 949
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets		1 835 061	1 838 258	1 611 949
a) in related entities, of which:		1 259 474	1 264 708	1 109 494
-shares in subordinated entities valued by the equity method				
b) in other entities		575 587	573 550	502 455
4.4. Other long term investments				
5. Long term prepayments	5	191 252	157 835	211 469
5.1. Deferred income tax asset		183 473	150 247	199 297
5.2. Other prepayments		7 779	7 588	12 172
II. Current assets		3 119 835	2 760 098	1 672 653
1. Inventory	6	991 775	925 542	932 978
2. Short term debtors	7, 8	531 408	476 681	438 856
2.1. From related entities		90 907	84 645	94 082
2.2. From other entities		440 501	392 036	344 774
3. Short term investments		1 555 027	1 352 096	258 684
3.1 Short term financial assets	9	1 555 027	1 352 096	258 684
a) in related entities		1 381 660	1 209 000	8 000
b) in other entities		69 107	98 033	123 015
c) cash and cash equivalents		104 260	45 063	127 669
3.2. Other short term investments				
4. Short term prepayments	10	41 625	5 779	42 135
Total assets		8 045 845	7 653 407	6 401 926
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds		3 834 748	3 711 600	3 950 737
1. Share capital	12	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Company's own shares (negative value)	13			
4. Reserve capital	14	996 994	1 182 675	1 179 339
5. Revaluation reserve capital	15	719 514	704 126	714 686
6. Other reserve capital	16			
7. Retained profit (uncovered loss) from prior years		15 525	56	56
8. Net profit (loss)		102 715	(175 257)	56 656
9. Write-off of net profit in the financial year (negative value)	17			
II. Liabilities and provisions for liabilities		4 211 097	3 941 807	2 451 189
1. Provisions for liabilities	18	1 144 066	1 076 209	860 842
1.1. Deferred income tax provision		116 124	100 806	77 138
1.2. Provision for retirement and related benefits		640 460	640 190	479 175
a) long term		595 250	594 980	440 541
b) short term		45 210	45 210	38 634
1.3. Other provisions		387 482	335 213	304 529
a) long term		288 816	261 762	240 536
b) short term		98 666	73 451	63 993
2. Long term liabilities	19	123 228	120 918	
2.1. Toward related entities				
2.2. Toward other entities		123 228	120 918	
3. Short term liabilities	20	2 780 295	2 698 840	1 275 861
3.1. Toward related entities		284 323	260 850	66 588
3.2. Toward other entities		2 432 505	2 387 346	1 149 740
3.3. Special funds		63 467	50 644	59 533
4. Accruals and deferred income	21	163 508	45 840	314 486
4.1. Negative goodwill				
4.2. Other accruals and deferred income		163 508	45 840	314 486
a) long term		2 018	2 086	2 394
b) short term		161 490	43 754	312 092
Total shareholders' funds and liabilities		8 045 845	7 653 407	6 401 926

Net assets		3 834 748	3 711 600	3 950 737
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	22	19.17	18.56	19.75
Diluted shares outstanding				
Diluted net assets per share (in PLN)	22			

OFF-BALANCE SHEET ITEMS

	Note	H1/2002	2001	H1/2001
1. Contingent debtors	23	49 559	52 500	57 944
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		49 559	52 500	57 944
- received guarantees				1 715
- contested State budget issues		49 201	52 500	52 792
- other		358		3 437
2. Contingent liabilities	23	250		1 089 461
2.1. Toward related entities (due to)				1 089 461
- granted guarantees				1 089 461
2.2. Toward other entities (due to)		250		
- granted guarantees		250		
3. Other (due to)		246 461	242 692	297 548
- liabilities on bills of exchange		10 606	10 791	4 950
- contingent penalties		121	316	283
- perpetual usufruct of land		170 646	170 966	171 025
- liabilities connected with the investment in CONGO				69 615
- liabilities due to rationalisation and R&D work, and other unrealised agreements		13 252	22 975	34 920
- contested State budget liabilities		48 685		
- other unresolved and disputed issues		3 151	37 644	16 755
Total off-balance sheet items		296 270	295 192	1 444 953

PROFIT AND LOSS ACCOUNT

	Note	H1/2002	H1/2001
I. Net revenue from the sale of products, goods and materials, of which:		2 146 130	2 208 704
- from related entities		530 996	584 596
1. Net revenue from the sale of products	24	2 132 555	2 191 963
2. Net revenue from the sale of goods and materials	25	13 575	16 741
II. Cost of sale of products, goods and materials, of which:		(1 765 437)	(1 760 048)
-for related entities		(444 636)	458 604
1. Cost of manufactured products sold	26	(1 753 104)	(1 744 825)
2. Cost of goods and materials sold		(12 333)	(15 223)
III. Gross profit (loss) (I-II)		380 693	448 656
IV. Selling costs	26	(33 192)	(34 011)
V. General administrative costs	26	(202 126)	(225 233)
VI. Profit (loss) from sales (III-IV-V)		145 375	189 412
VII. Other operating income		70 989	8 771
1. Profit from disposal of non-financial assets		469	934
2. Subsidies		80	80
3. Other operating income	27	70 440	7 757
VIII. Other operating costs		(79 318)	(40 687)
1. Loss from disposal of non-financial assets			
2. Revaluation of non-financial assets		(4 334)	(2 966)
3. Other operating costs	28	(74 984)	(37 721)
IX. Operating profit (loss) (VI+VII-VIII)		137 046	157 496
X. Financial income	29	165 986	132 166
1. Dividends and share in profit, of which:		4 399	7 862
-from related entities		4 399	7 860
2. Interest, of which:		96 165	7 841
-from related entities		69 804	1 321
3. Profit from the sale of investments	31	4 206	
4. Revaluation of investments		78 667	113 099
5. Other		(17 451)	3 364
XI. Financial costs	30	(159 993)	(203 167)
1. Interest, of which:		(80 081)	(18 891)
- to related entities			
2. Loss from the sale of investments	31		(32 497)
3. Revaluation of investments		(46 274)	(127 418)
4. Other		(33 638)	(24 361)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)		143 039	86 495
XIII. Result on extraordinary items (XIII.1.-XIII.2.)		(9)	(30)
1. Extraordinary gains	32		
2. Extraordinary losses	33	(9)	(30)
XIV. Profit (loss) before taxation (XII+/-XIII)		143 030	86 465
XV. Taxation	34	(40 315)	(29 809)
a) current taxation		(71 031)	(74 748)
b) deferred taxation		30 716	44 939
XVI. Other obligatory deductions from profit (loss increase)	35		
XVII. Share in net profit (loss) of subordinated entities valued by the equity method	36		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)		102 715	56 656

Net profit (loss) (annualised)		(129 198)	377 073
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	38	(0.65)	1.89
Weighted average diluted number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	38		

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

	H1/2002	2001	H1/2001
I. Shareholders' funds - beginning of the period	3 696 075	4 066 757	4 066 757
a) changes of accounting policies	15 525	56	56
b) corrections due to error			
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 711 600	4 066 813	4 066 813
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issue of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3. Shares of the Company - beginning of the period			
3.1. Changes in shares of the Company			
a) increase, due to:			
b) decrease, due to:			
3.2. Shares of the Company - end of the period			
4. Reserve capital - beginning of the period	1 184 267	753 007	753 007
4.1. Changes in reserve capital	(187 273)	429 668	426 332
a) increase, due to:	2 750	429 675	426 332
- issue of shares over nominal value			
- from profit distribution (statutory)			
- from profit distribution (over statutorily-required minimum value)		424 170	424 170
- transfer from revaluation reserve capital	2 750	5 505	2 162
b) decrease, due to:	(190 023)	(7)	
- coverage of losses	(190 023)		
- other decreases		(7)	
4.2. Reserve capital - end of the period	996 994	1 182 675	1 179 339
5. Revaluation reserve capital - beginning of the period	701 831	689 580	689 580
5.1. Changes in revaluation reserve capital	17 683	14 546	25 106
a) increase, due to:	93 312	25 421	34 739
- settlement of hedging instruments	31 053	23 126	34 676
- revaluation of hedging transactions, in the effective part	62 259		
- creation of a deferred tax asset		2 295	63
b) decrease, due to:	(75 629)	(10 875)	(9 633)
- disposal of tangible fixed assets	(3 271)	(7 090)	(2 269)
- revaluation of hedging transactions, in the effective part	(59 550)	(3 785)	(7 364)
- creation of a deferred tax provision	(12 808)		
5.2. Revaluation reserve capital - end of the period	719 514	704 126	714 686
6. Other reserve capital - beginning of the period			
6.1. Changes in other reserve capital			
a) increase, due to:			
b) decrease, due to:			
6.2. Other reserve capital - end of the period			

7. Retained profit (uncovered losses) from prior years - beginning of the period	(190 023)	624 170	624 170
7.1. Retained profit from prior years - beginning of the period		624 170	624 170
a) changes to accounting methodology (policies)	15 525	56	56
b) corrections due to error			
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	15 525	624 226	624 226
a) increase, due to:			
-distribution of profit from prior years			
b) decrease, due to:		(624 170)	(624 170)
- transfer to reserve capital		(424 170)	(424 170)
- dividend payment		(200 000)	(200 000)
7.3. Retained profit from prior years - end of the period	15 525	56	56
7.4. Uncovered losses from prior years - beginning of the period	(190 023)		
a) changes to accounting methodology (policies)			
b) corrections due to error			
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(190 023)		
a) increase, due to:			
- transfer of losses from prior years to be covered			
b) decrease, due to:	190 023		
- coverage of loss from reserve capital	190 023		
7.6. Uncovered losses from prior years - end of the period			
7.7. Retained profit (uncovered losses) from prior years - end of the period	15 525	56	56
8. Net result	102 715	(175 257)	56 656
a) net profit	102 715		56 656
b) net loss		(175 257)	
c) write-off from profit			
II. Shareholders' funds - end of the period	3 834 748	3 711 600	3 950 737
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	3 834 748	3 711 600	3 950 737

EXEMPTION NUMBER: 82-463

STATEMENT OF CASH FLOWS	H1/2002	H1/2001
A. NET CASH FLOW FROM OPERATIONS (I+/-II) - indirect method		
I. Net profit (loss)	102 715	56 656
II. Total adjustments	40 799	146 361
1. Share in (profit) loss of entities valued by the equity method		
2. Depreciation	149 448	172 004
3. (Profit) loss on exchange rate differences	44 360	(11 166)
4. Interest and share in profits (dividends)	(6 947)	2 289
5. (Profit) loss on investing activities	(3 281)	32 351
6. Change in provisions	55 048	60
7. Change in inventories	(66 233)	(98 224)
8. Change in debtors	(58 200)	84 316
9. Change in short term liabilities, excluding loans and credit	(74 068)	(132 309)
10. Change in prepayments and accruals	48 405	65 869
11. Other adjustments	(47 733)	31 171
III. Net cash flow from operations (I+/-II)	143 514	203 017
B. Cash flow from investing activities		
I. Inflow	1 415 452	277 520
1. The sale of intangible fixed assets and tangible fixed assets	911	1 534
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	1 414 541	275 792
a) in related entities	1 288 648	8 579
- the sale of financial assets	1 282 958	719
- dividends and share in profit	4 399	7 860
- repayment of long term loans granted		
- interest	1 291	
- other inflow from financial assets		
b) in other entities	125 893	267 213
- the sale of financial assets	120 913	267 198
- dividends and share in profit		3
- repayment of long term loans granted		
- interest	4 968	
- other inflow from financial assets	12	12
4. Other investment inflow		194
II. Outflow	(1 639 183)	(842 733)
1. The purchase of intangible fixed assets and tangible fixed assets	(138 273)	(273 056)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(1 499 636)	(337 992)
a) in related entities	(1 398 077)	(28 000)
- the purchase of financial assets	(1 398 077)	(28 000)
- long term loans granted		
b) in other entities	(101 559)	(309 992)
- the purchase of financial assets	(101 559)	(269 791)
- long term loans granted		(40 201)
4. Other investment outflow	(1 274)	(231 685)
III. Net cash flow from investing activities (I-II)	(223 731)	(565 213)
C. Cash flow from financing activities		
I. Inflow	1 288 862	1 736 853
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Credit and loans	1 288 862	1 736 853
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(1 149 448)	(1 270 877)
1. The purchase of shares of the Company		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of credit and loans	(1 080 651)	(1 260 725)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements		
8. Interest	(68 797)	(10 152)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	139 414	465 976
D. Total net cash flow(A.III+/-B.III+/-C.III)	59 197	103 780
E. Change in balance sheet total of cash and cash equivalents, of which:	59 197	103 780
- change in cash and cash equivalents due to exchange rate differences	191	77
F. Cash and cash equivalents - beginning of the period	45 063	23 889
G. Cash and cash equivalents - end of the period (F+/-D), of which:	104 260	127 669
- including those having limited rights of disposal	2 127	2 070

ADDITIONAL INFORMATION

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE FIXED ASSETS	H1/2002	2001	H1/2001
a. Research and development costs	537	701	973
b. Purchased goodwill			
c. Purchased concessions, patents, licenses and similar items, of which:	9 519	13 333	34 830
- computer software	1 826	2 846	2 522
d. Other intangible fixed assets		37	171
e. Prepayments for intangible fixed assets			
Total intangible fixed assets	10 056	14 071	35 974

Note 1B.

MOVEMENTS IN INTANGIBLE FIXED ASSETS (by type)

	a	b	c		d	e	
	research and development costs	goodwill	purchased concessions, patents, licenses and similar items, of which:	- computer software	other intangible assets	prepayments on account of intangible assets	Total intangible assets
a. Gross book value at the beginning of the period	2 340		46 996	13 552	3 589		52 925
b. Additions, due to:			178	71			178
- transfer from tangible fixed assets under construction			128	21			128
- reclassification			50	50			50
c. Disposals, due to:			(24)	(23)	(76)		(100)
- liquidation			(24)	(23)	(26)		(50)
- reclassification					(50)		(50)
d. Gross book value at the end of the period	2 340		47 150	13 600	3 513		53 003
e. Accumulated depreciation at the beginning of the period	1 639		33 663	10 706	3 552		38 854
f. Depreciation for the period, due to:	164		3 968	1 068	(39)		4 093
- current depreciation	164		3 974	1 073	5		4 143
- liquidation			(24)	(23)	(26)		(50)
- reclassification			18	18	(18)		
g. Accumulated depreciation at the end of the period	1 803		37 631	11 774	3 513		42 947
h. Write-offs due to *permanent diminution in* value at the beginning of the period							
- additions							
- disposals							
i. Write-offs due to permanent diminution in value at the end of the period							
j. Net book value of intangible assets at the end of the period	537		9 519	1 826			10 056

EXEMPTION NUMBER: 82-4639

Note 1C.

INTANGIBLE FIXED ASSETS BY CLASS OF OWNERSHIP	H1/2002	2001	H1/2001
a. Intangible fixed assets owned by the company	10 056	14 071	35 974
b. Intangible fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement			
Total intangible fixed assets	10 056	14 071	35 974

Note 2A.

TANGIBLE FIXED ASSETS	H1/2002	2001	H1/2001
a. Fixed assets, of which:	2 517 073	2 590 865	2 452 615
- land (including perpetual usufruct of land)	7 828	7 663	6 784
- buildings, premises and land and water engineering infrastructure	1 430 969	1 453 780	1 412 921
- plant and machinery	1 041 257	1 087 031	988 196
- vehicles	29 146	32 749	34 428
- other tangible fixed assets	7 873	9 642	10 286
b. Fixed assets under construction	369 891	289 944	391 889
c. Prepayments on account of fixed assets under construction	367		281
Total tangible fixed assets	2 887 331	2 880 809	2 844 785

Note 2B.

MOVEMENTS IN TANGIBLE FIXED ASSETS (BY TYPE)	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other tangible fixed assets	Total tangible fixed assets
a. Gross book value at the beginning of the period	7 809	3 617 639	3 355 491	108 805	81 380	7 171 124
b. Additions, due to:	174	19 177	57 495	278	365	77 489
- transfer from tangible fixed assets under construction	174	15 132	57 302	278	365	73 251
- reclassification		4 045	193			4 238
c. Disposals, due to:	(103)	(5 029)	(45 577)	(1 262)	(1 242)	(53 213)
- assets scrapped	(103)	(3 395)	(40 531)	(196)	(707)	(44 932)
- sales		(872)	(666)	(923)	(533)	(2 994)
- donations and items freely granted		(569)	(335)	(143)		(1 047)
- reclassifications and other disposals		(193)	(4 045)		(2)	(4 240)
d. Gross book value at the end of the period	7 880	3 631 787	3 367 409	107 821	80 503	7 195 400
e. Accumulated depreciation at the beginning of the period	146	2 163 859	2 268 460	76 056	71 738	4 580 259
f. Depreciation for the period, due to:	(94)	36 959	57 692	2 619	892	98 068
- current depreciation	9	37 124	102 189	3 856	2 127	145 305
- sales		(497)	(632)	(923)	(526)	(2 578)
- assets scrapped	(103)	(2 647)	(39 982)	(190)	(707)	(43 629)
- donations and items freely granted		(569)	(335)	(124)		(1 028)
- reclassifications and other		3 548	(3 548)		(2)	(2)
g. Accumulated depreciation at the end of the period	52	2 200 818	2 326 152	78 675	72 630	4 678 327
h. Write-offs due to permanent diminution in value at the beginning of the period						
- additions						
- disposals						
i. Write-offs due to permanent diminution in value at the end of the period						
i. Net book value at the end of the period	7 828	1 430 969	1 041 257	29 146	7 873	2 517 073

EXEMPTION NUMBER: 82-4639

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP	H1/2002	2001	H1/2001
a. Fixed assets owned by the company	2 517 073	2 590 865	2 452 615
b. Fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement			
Total tangible fixed assets	2 517 073	2 590 865	2 452 615

Note 2D.

OFF-BALANCE SHEET FIXED ASSETS	H1/2002	2001	H1/2001
Fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement, including:	172 508	173 234	171 025
- value of perpetual usufruct of land	170 646	170 966	171 025
Total off-balance sheet fixed assets	172 508	173 234	171 025

Note 3A.

LONG TERM DEBTORS	H1/2002	2001	H1/2001
a) debtors from related entities, of which:	299	299	22 968
- from subsidiaries, due to:	299	299	22 968
- additional payments to capital			22 500
- other debtors	299	299	468
- from co-subsidiaries, due to:			
- additional payments to capital			
- other debtors			
- from associates, due to:			
- additional payments to capital			
- other debtors			
- from significant investor, due to:			
- additional payments to capital			
- other debtors			
- from dominant entity, due to:			
- additional payments to capital			
- other debtors			
b) from other entities, of which:	2 011	2 037	2 128
- additional payments to capital			
- other debtors	2 011	2 037	2 128
Net long term debtors	2 310	2 336	25 096
c) Adjustment in value of debtors			
Gross long term debtors	2 310	2 336	25 096

Note 3B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	2 336	25 252	25 252
- due to additional payments to capital		22 500	22 500
- other debtors	2 336	2 752	2 752
b) increase, due to:		3	
- other		3	
c) decrease, due to:	(26)	(22 786)	(156)
- transfer of long term debtors to short term debtors	(26)	(286)	(156)
- transfer of long term additional payments to capital to short term payments		(2 000)	
- return of additional payments to capital		(20 500)	
- repayment of debtors		(133)	
d) end of the period	2 310	2 336	25 096
- additional payments to capital			22 500
- other debtors	2 310	2 336	2 596

Note 3C.

CHANGE IN ADJUSTMENT IN VALUE OF LONG TERM DEBTORS	H1/2002	2001	H1/2001
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
Adjustment in value of long term debtors at the end of the period			

Note 3D.

LONG TERM DEBTORS (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency	2 310	2 336	25 096
b) in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
b4. other currencies in '000PLN			
Total long term debtors	2 310	2 336	25 096

EXEMPTION NUMBER: 82-4639

Note 4A.

CHANGE IN REAL ESTATE (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 4B.

CHANGE IN INTANGIBLE FIXED ASSETS (by type)	H1/2002	2001	H1/2001
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 4C.

LONG TERM FINANCIAL ASSETS	H1/2002	2001	H1/2001
a) in subsidiaries	1 258 165	1 258 165	1 102 951
- shares	1 258 165	1 257 724	952 951
- debt securities			
- other securities (by type)		441	
- value of contribution in kind for acquisition of shares (lack of registration)		441	
- loans granted			
- other long term financial assets (by type)			150 000
- prepayment for purchase of shares			150 000
b) in co-subsidiaries			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
c) in associates	1 309	6 543	6 543
- shares	1 309	6 543	6 543
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
d) in significant investor			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
e) in dominant entity			
- shares			
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
f) in other entities	575 587	573 550	502 455
- shares	449 750	449 750	341 895
- debt securities			
- other securities (by type)	27 787	25 750	12 504
- participation unit in AIG fund	27 787	25 750	12 504
- loans granted	98 050	98 050	40 201
- other long term financial assets (by type)			107 855
- prepayment for purchase of shares			107 855
Total long term financial assets	1 835 061	1 838 258	1 611 949

Note 4D.

SHARES IN SUBORDINATED ENTITIES VALUED BY THE EQUITY METHOD	H1/2002	2001	H1/2001
a) goodwill of subordinated entities			
- subsidiaries			
- co-subsidiaries			
- associates			
b) negative goodwill of subordinated entities			
- subsidiaries			
- co-subsidiaries			
- associates			

Note 4E.

CHANGE IN GOODWILL - subsidiaries	H1/2002	2001	H1/2001
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4F.

CHANGE IN GOODWILL - co-subsidiaries	H1/2002	2001	H1/2001
a) gross book value at the beginning of the period			
b) *increases, of which:*			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4G

CHANGE IN GOODWILL - associates	H1/2002	2001	H1/2001
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 4H

CHANGE IN NEGATIVE GOODWILL - subsidiaries	H1/2002	2001	H1/2001
a) negative gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) negative gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) negative net book value at the end of the period			

EXEMPTION NUMBER: 82-4639

Note 4I

CHANGE IN NEGATIVE GOODWILL - co-subsidiaries	H1/2002	2001	H1/2001
a) negative gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) negative gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) negative net book value at the end of the period			

Note 4J.

CHANGE IN NEGATIVE GOODWILL - associates	H1/2002	2001	H1/2001
a) negative gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) negative gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) negative net book value at the end of the period			

Note 4K.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	1 838 258	1 321 661	1 321 661
- shares	1 714 017	1 078 958	1 078 958
- long term loans	98 050		
- other securities	25 750	15 739	15 739
- other long term financial assets	441	226 964	226 964
b) increase, due to:	2 583	1 081 817	517 337
- capital increase	546	685 455	220 000
- reversal of write-offs revaluing shares		8 270	2 833
- clearance of revaluation write-offs for retired shares		17 316	
- reversal of write-offs revaluing other securities to their fair value	340		
- adjustment of surplus contribution in kind over book value of shares		1 903	15
- loans granted		98 050	40 201
- purchase of other securities	1 697	19 932	3 397
- payments of cash advances for long term financial assets		250 891	250 891
- other increases of other long term financial assets		441	
c) decrease, due to:	(5 780)	(565 661)	(227 049)
- sale of shares	(5 234)		
- decrease of capital		(18 046)	(417)
- adjustment of surplus contribution in kind over book value of shares	(105)		
- write-offs revaluing shares		(59 839)	
- write-offs revaluing other long term financial assets		(3 223)	
- adjustment of purchase value of other securities		(6 698)	(6 632)
- settlement of cash advances for long term financial assets		(477 855)	(220 000)
- other decreases of other long term financial assets	(441)		
d) end of the period	1 835 061	1 838 258	1 611 949
- shares	1 709 224	1 714 017	1 301 389
- long term loans	98 050	98 050	40 201
- other securities	27 787	25 750	12 504
- other long term financial assets		441	257 855

Note 4L.

	SHARES IN SUBORDINATED ENTITIES											
	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, co-subsidiaries, associates, with description of direct and indirect relations)	Consolidation method applied / the equity method or indication that entity is not subject to consolidation / or equity method valuation	Date of gaining control / co-control / significant influence	Value at purchase price of shares	Write-offs adjusting the value (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	Other than defined under letter j) or k), basis of control / co-control / significant influence
1	CBiPM Cuprum sp. z o.o.	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506		3 506	100.00	100.00	
2	KGHM Polish Copper Ltd*	London	Copper trade	subsidiary	full	21.06.1991	6 903		6 903	100.00	100.00	
3	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	152 640	18 710	133 930	100.00	100.00	
4	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	38 538		38 538	100.00	100.00	
5	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full	11.10.1995	139 374	74 657	64 717	100.00	100.00	
6	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	47 145		47 145	100.00	100.00	
7	PEW Aquakonrad S.A. in the liquidation	Iwiny	Production of mineral water and non-alcoholic beverages, trade in mineral water and related products	subsidiary	full	01.10.1996	89 488	88 746	742	90.40	84.11	
8	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218		2 218	99.99	99.99	
9	KGHM Kupferhandels mb.H*	Viena	Copper trade	subsidiary	full	13.11.1996	925		925	100.00	100.00	
10	Pol-Miedź Trans sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	61 442		61 442	100.00	100.00	
11	KGHM Congo s.p.r.l.*	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	57 938		99.98	99.98	
12	Telefonia Dialog S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	875 734		875 734	100.00	100.00	
13	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865		12 865	91.75	91.75	
14	Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	Lubin	Property and life insurance	subsidiary	equity method	11.06.1994	9 500		9 500	93.14	93.14	
15	Fosroc-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309		1 309	30.00	30.00	
16	Total						1 499 525	240 051	1 259 474			

Relate to column g:
when shares are acquired for contribution in kind, the purchase price is calculated as the nominal value adjusted by excess of valuation of contribution in kind over book value

EXEMPTION NUMBER: 82-4639

Note 4M.

SHARES IN SUBORDINATED ENTITIES - continuation

	a	m							n			o			p	r	s	t
Item	Name of entity	Shareholders' Funds, of which:	Share capital	Called up capital not paid	Reserve Capital	Other Shareholders' Funds, of which:	Profit (loss) from prior years	Net Profit (loss)	Liabilities and provisions for liabilities, of which:	long term liabilities	short term liabilities	Debtors, of which:	long term debtors	short term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1	CBiPM Cuprum sp. z o.o.	5 653	3 506		1 866	280		(103)	2 345	587	1 758	3 289		3 289	7 998	5 979		
2	KGHM Polish Copper Ltd*	16 160	7 567		6 622	1 971	(80)	2 051	4 397		4 397	8 903	216	8 687	26 989	366 058		
3	Dolnośląska Spółka Inwestycyjna S.A.	113 782	158 448			(44 666)	(46 447)	1 781	1 382	93	1 290	18 519	4 961	13 558	115 165	382		
4	Miedziowe Centrum Zdrowia S.A.	40 025	43 162			(3 137)	(920)	(2 216)	9 933	3 540	6 393	6 146	1 643	5 227	49 958	19 970		
5	KGHM Metale S.A.	86 259	139 374			(53 115)	(58 452)	5 337	23 831	23	23 809	1 593		1 593	110 090	1 056		
6	Energetyka Sp. z o.o.	108 098	63 265		46 297	(1 463)		(1 463)	16 754	4 350	12 404	6 112		6 112	124 852	32 606		
7	PEW Aquakonrad S.A. in the liquidation	2 620	87 553			(84 933)	(87 007)	2 074	7 346	44	7 302	6 772		6 772	9 966	1 577		
8	Centrum Badań Jakości Sp. z o.o.	7 201	2 918		3 076	1 207		1 207	9 636	3 809	5 827	2 898		2 898	16 837	15 225		1 026
9	KGHM Kupferhandels mbH*	1 469	925			544		128	46 092	3 261	42 831	47 042		47 042	47 675	102 200		
10	Pol-Miedź Trans Sp. z o.o.	133 316	137 423		291	(4 397)	919	(5 317)	48 895	12 173	36 722	14 887		14 887	182 211	156 955		2 783
11	KGHM Congo s.p.r.l.*	33 184	58 590			(25 407)	(21 154)	(4 252)	32 118		32 118	1 482		1 482	76 658	1 524		
12	Telefonia Lokalna S.A.	(68 200)	850 000	(189 000)		(729 200)	(574 238)	(154 963)	2 140 313	142 846	1 997 467	31 181		31 181	2 072 113	173 064	189 000	
13	KGHM Metraco Sp. z o.o.	19 331	2 745		14 222	2 364		2 360	28 808	23	28 786	36 798		36 798	48 140	211 242		
14	Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	19 848	10 200		8 467	1 181	(15)	1 195	23 364		23 364	8 026		8 026	43 211	6 779		
15	Fosroc-Ksante Sp. z o.o.	6 315	4 500		598	1 217		1 217	1 596		1 596	1 221		1 221	7 911	7 810		590

*historic valuation of share capital

EXEMPTION NUMBER: 82-4639

Note 4N.

SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Shareholders' Funds, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polkomtel S.A.	Warsaw	mobile telephony, telecom services	437 250	2 772 733	2 050 000	19.61	19.61		
2	PTE EPOKA S.A. *in liquidation*	Warsaw	(company in liquidation)		22 340	20 676	5.82	5.82		
3	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	organisation and conduct of indirect insurance activities (re-insurance)	12 500	108 154	105 180	11.88	11.88		

Note 4O.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2002	2001	H1/2001
a) In Polish currency	1 701 396	1 706 630	1 551 416
b) In foreign currency	35 615	33 578	20 332
b1.unit / currency '000 / USD	7 013	6 851	2 921
'000PLN	27 787	25 750	12 504
b2.unit / currency '000 / EUR	254		
'000PLN	925		
b3.unit / currency '000 / GBP	2 000	2 000	2 000
'000PLN	6 903	6 903	6 903
other currencies in '000PLN		925	925
Total long term securities, interests and other long term financial assets	1 737 011	1 740 208	1 571 748

Note 4P.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2002	2001	H1/2001
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning period			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
C. Fully transferable, not traded on regulated market (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			

D. Securities with limited transferability (Balance Sheet value)	1 737 011	1 740 208	1 571 748
a. Shares (Balance Sheet value)	1 709 224	1 714 017	1 301 389
- value adjustments (for the period)		(51 569)	(207 569)
- value at the beginning of the period	1 714 017	1 078 958	1 078 958
- value at purchase price	1 953 879	1 958 672	1 508 958
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)	27 787	26 191	270 359
c1. participation unit in AIG fund	27 787	25 750	12 504
- value adjustments (for the period)	340	(3 222)	
- value at the beginning of the period	25 750	15 739	15 739
- value at purchase price	28 973	28 973	12 504
c2. Prepayments for long term financial assets		441	257 855
- value adjustments (for the period)			
- value at the beginning of the period	441	226 964	226 964
- value at purchase price		441	257 855
Total value at purchase price	1 982 852	1 988 086	1 779 317
Total value at the beginning of the period	1 740 208	1 321 661	1 321 661
Total adjustments (for the period)	340	(54 791)	(207 569)
Total Balance Sheet value	1 737 011	1 740 208	1 571 748

Note 4Q.

LONG TERM LOANS GRANTED (BY CURRENCY)	H1/2002	2001	H1/2001
a) Loans in Polish currency	98 050	98 050	40 201
b) Loans in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total long term loans granted	98 050	98 050	40 201

Note 4R.

OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2002	2001	H1/2001
Total other long term investments			

Note 4S.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 4T.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency			
b) in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total other long term investments			

EXEMPTION NUMBER: 82-4639

Note 5A

CHANGE IN DEFERRED INCOME TAX ASSETS	H1/2002	2001	H1/2001
1. Deferred tax assets at the beggining of the period, of which:	150 247	165 028	165 028
a) recognised in financial result	147 952	165 028	165 028
- exchange rate differences	2 821	3 814	3 814
- interest	1 800	1	1
- short term provisions due to wages	3 500	27 121	27 121
- valuation of derivative transactions	20 082	39 210	39 210
- provisions for future employee benefits	50 143	44 920	44 920
- depreciation	8 148		
- other	61 458	49 962	49 962
b) recognised in Shareholders' Funds	2 295		
- from revaluation reserve capital capital as at 1.01.2002	2 295		
c) recognised in goodwill or negative goodwill			
2. Increases	208 449	343 227	129 873
a) recognised in financial result for the period in connection with negative timing differences, due to:	201 296	340 932	129 810
- exchange rate differences	56 478	27 724	3 178
- interest	16 899	14 615	1 413
- short term provisions for wages	40 336	63 400	37 358
- valuation of derivative transactions	63 655	170 043	65 140
- provisions for future employee benefits		5 223	
- depreciation	2 695	9 405	21
- other	21 233	50 522	22 700
b) recognised in financial result for the period due to negative taxable base			
c) recognised in Shareholders' Funds in connection with negative timing differences, due to:	7 153	2 295	63
- revaluation of hedging instruments	7 153		
- from revaluation reserve capital		2 295	63
d) recognised in Shareholders' Funds due to negative taxable base			
e) recognised in goodwill or negative goodwill in connection with negative timing differences			
3. Decreases	(175 223)	(358 008)	(95 604)
a) recognised in financial result for the period in connection with negative timing differences, due to:	(168 070)	(358 008)	(95 604)
- exchange rate differences	(54 152)	(29 514)	(4 543)
- interest	(17 294)	(12 816)	(882)
- short term provisions for wages	(4 239)	(87 019)	(1 926)
- valuation of derivative transactions	(70 556)	(189 170)	(70 157)
- provisions for future employee benefits	(1 340)		
- depreciation	(1 816)	(1 258)	
- other	(13 724)	(36 784)	(17 892)
- release of unnecessary provisions	(1 725)	(1 447)	(204)
- tax rate changes	(3 224)		
b) recognised in financial result for the period in connection with negative taxable			
c) recognised in Shareholders' Funds in connection with negative timing differences, due to:	(7 153)		
- revaluation due to hedging instruments	(7 153)		
d) recognised in Shareholders' Funds due to negative taxable base			
e) related to goodwill or negative goodwill in connection with negative timing differences			
4. Deferred tax assets at the end of the period	183 473	150 247	199 297
a) recognised in financial result	181 178	147 952	199 234
- exchange rate differences	5 593	2 024	2 450
- interest	1 405	1 800	531
- short term provisions due to wages	37 610	3 500	62 553
- valuation of derivative transactions	13 181	20 082	34 193
- provisions for future employee benefits	48 803	50 143	44 920
- depreciation	9 027	8 148	21
- other	65 559	62 255	54 566
b) recognised in Shareholders' Funds	2 295	2 295	63
- revaluation due to hedging instuments	2 295	2 295	63
c) recognised in goodwill or negative goodwill			

in increses and decreases the turnover relating to an asset created (released) during the financial period is presented

NEGATIVE TIMING DIFFERENCES

Item	Description	Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Fixed Assets				
I	intangible assets	depreciation	121	33	to full depreciation
II	tangible fixed assets	depreciation	28 977	32 206	to full depreciation
B	Current assets				
I	inventory	valuation of inventories	927	351	XII. 2002
II	debtors	revaluation write off	1 599	3 712	XII. 2002
		revaluation write off		200	2006
		exchange rate differences	(13)	719	XII. 2002
		accrued exchange rate differences recognised in the financial result of prior years	2 548	1 196	XII. 2002
		debtors due to consulting, expert opinions	8 394	11 263	2006
		debtor from Congo sprl	30 246	30 246	2006
III	short term investments				
	other short term financial assets	valuation of fixed derivative transaction costs	18 093	44 943	XII. 2002
	cash and cash equivalents	exchange rate differences	107	101	XII. 2002
		accrued exchange rate differences recognised in the financial result of prior years	83	44	XII. 2002
	other securities	exchange rate differences		5 788	XII. 2002
IV	long term investments	valuation due to permanent diminution of companies value	93 350	93 350	XII. 2002
	SHAREHOLDERS' FUNDS AND LIABILITIES				
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for a real estate tax	21 324	18 204	XII. 2002
		R&D projects	2 400	1 576	XII. 2002
		licensing fees	13 111	13 448	XII. 2002
		provision for anticipated costs	1 169	1 000	XII. 2002
		issues unresolved and contested in court	123	474	XII. 2002
		provision for mine closure	13 793	14 690	2006
		provision for scrapping of fixed assets	7 323	6 896	2003
		provision for long term employment benefits	211 464	209 308	2005
		other provisions for future costs and taxes	798	25 546	XII. 2002
II	long term liabilities	exchange rate differences on long term credit		2 310	XII. 2002
III	short term liabilities				
	credit	interest accrued on credit	6 427	5 019	XII. 2002
		accrued exchange rate differences recognised in the financial result of prior years	170	16	XII. 2002
		exchange rate differences		550	XII. 2002
	due to goods, works and services	accrued exchange rate differences recognised in the financial result of prior years	44		
		exchange rate differences		22	XII. 2002
	other short term liabilities	exchange rate differences	7 136	7 640	XII. 2002
	other financial liabilities	valuation of costs of derivative	61 825	10 328	XII. 2002
	creditors for wages	unpaid wages	794	17	XII. 2002
IV	accruals	annual bonus		49 300	H1 2003
		annual bonus (Barbórka)	171	31 707	XII. 2002
		provision for 14th-solary		38 717	XII. 2002
		provision for school bonus		8 525	VIII. 2002
		provision for rationalization	9 885	11 493	XII. 2002
		provision for unused vacations	13 706	13 706	XII. 2002
		provision for a real estate tax	10 967	5 339	XII. 2002
		provision for mine damage	1 834	1 199	XII. 2002
		other provisions	159	681	XII. 2002
	Total of negative timing differences		569 055	701 860	

Note 5B.

OTHER PREPAYMENTS	H1/2002	2001	H1/2001
a) prepayments of costs, of which:	7 779	7 588	12 172
- research and development	7 569	7 347	11 938
- depreciation of fixed assets being the initial equipemnt for a given site	101	102	101
- other	109	139	133
b) other prepayments, of which:			
Total other prepayments	7 779	7 588	12 172

Note 6

INVENTORIES	H1/2002	2001	H1/2001
a) Materials	48 622	49 521	50 100
b) Semi-finished products and work in progress	816 576	739 326	754 949
c) Finished products	126 432	135 979	123 410
d) Goods for resale			
e) Prepayments on deliveries	145	716	4 519
Total inventories	991 775	925 542	932 978

Note 7A.

SHORT TERM DEBTORS	H1/2002	2001	H1/2001
a) from related entities, of which:	90 907	84 645	94 082
- for goods, works and services,	43 088	34 346	55 434
- less than 12 months	43 088	34 346	55 434
- over 12 months			
- other	47 819	50 299	38 648
- disputed claims			
b) from other entities	440 501	392 036	344 774
- for goods, works and services,	212 307	176 500	246 948
- less than 12 months	212 307	176 500	246 939
- over 12 months			9
- tax, subsidies, social insurance and other	172 573	168 476	46 876
- other	55 621	47 030	50 784
- disputed claims		30	166
Total net debtors	531 408	476 681	438 856
c) write-offs revaluing debtors	55 957	52 916	36 850
Total gross debtors	587 365	529 597	475 706

Note 7B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	H1/2002	2001	H1/2001
a) for goods, works and services, of which:	43 088	34 346	55 434
- from subsidiaries	42 299	34 126	55 266
- from co-subsidiaries			
- from associates	789	220	168
- from significant investor			
- from dominant entity			
b) other, of which:	47 819	50 299	38 648
- from subsidiaries	47 819	50 299	38 640
- from co-subsidiaries			
- from associates			8
- from significant investor			
- from dominant entity			
c) disputed claims, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from significant investor			
- from dominant entity			
Total short term net debtors from related entities	90 907	84 645	94 082
d) write-off of debtors from related entities	51 116	48 140	28 622
Total gross debtors from related entities	142 023	132 785	122 704

Note 7C.

CHANGE IN WRITE-OFF OF SHORT TERM DEBTORS	H1/2002	2001	H1/2001
Beginning of the period	52 916	35 768	35 768
a) increase, due to:	3 464	22 751	3 348
- write-offs revaluing debtors	158	22 005	2 934
- reclassification	134	418	413
- increase of write-offs due to change in exchange rates	3 001		1
- other	171	328	
b) decrease, due to:	(423)	(5 603)	(2 266)
- utilisation of write-offs for retired, doubtful and other debtors	(19)	(1 026)	(58)
- release of write-offs due to repayment debtors	(100)	(977)	(319)
- release of write-offs due to reclassification of debtors	(134)	(418)	(413)
- adjustment of write-offs due to change in exchange rates	(164)	(3 182)	(1 476)
- other	(6)		
Write-off of short term debtors at the end of the period	55 957	52 916	36 850

EXEMPTION NUMBER: 82-4639

Note 7D.

SHORT TERM DEBTORS (BY CURRENCY)	H1/2002	2001	H1/2001
a) Debtors in Polish currency	447 774	405 647	345 342
b) Debtors in foreign currency	139 591	123 950	130 364
b1.unit / currency '000 / USD	17 529	20 408	17 957
'000PLN	69 626	79 985	70 754
b2.unit / currency '000 / EUR	15 857	11 233	11 596
'000PLN	62 251	38 956	38 635
b3.unit / currency '000 / GBP	1 274	877	1 582
'000PLN	7 714	4 980	8 754
b4. other currencies in '000PLN		29	12 221
Total short term debtors	587 365	529 597	475 706

Note 7E.

AGEING OF TRADE DEBTORS FOR GOODS, WORK AND SERVICES (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2002	2001	H1/2001
a) Less than 1 month	165 373	170 844	230 183
b) Over 1 month to 3 months	42 843	16 308	36 725
c) Over 3 months to 6 months		133	257
d) Over 6 months to 1 year		144	10
e) Over 1 year			161
f) Overdue debtors	100 459	73 759	69 191
Total gross debtors for goods, work and services	308 675	261 188	336 527
g) Write-off of debtors for goods, work and services	(53 280)	(50 342)	(34 145)
Total net debtors for goods, work and services	255 395	210 846	302 382

Note 7F.

AGEING OF OVERDUE TRADE DEBTORS FOR GOODS, WORK AND SERVICES (GROSS) - SHOWING REPAYMENTS OUTSTANDING ON DEBTORS IN THE GIVEN TERM	H1/2002	2001	H1/2001
a) Less than 1 month	51 992	31 939	34 179
b) Over 1 month to 3 months	16 740	11 296	1 070
c) Over 3 months to 6 months	637	304	30 876
d) Over 6 months to 1 year	30 416	1 373	2 218
e) Over 1 year	674	28 847	848
Total gross overdue debtors for goods, work and services	100 459	73 759	69 191
f) Write-off of overdue debtors for goods, work and services	(53 273)	(50 342)	(34 028)
Total net overdue debtors for goods, work and services	47 186	23 417	35 163

Note 8.

Of the total long and short term debtors the disputed and overdue debtors are:	In total	including those uncovered by provisions
- trade debtors for goods, work and services	100 459	47 186
- other debtors	4 052	1 537

Note 9A.

SHORT TERM FINANCIAL ASSETS	H1/2002	2001	H1/2001
a) in subsidiaries	1 381 660	1 209 000	
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities	1 381 660	1 209 000	
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
b) in co-subsidiaries			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
c) in associates			8 000
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			8 000
- term bank account from 3 to 12 months			8 000

d) in significant investor			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
e) in dominant entity			
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
f) in other entities	69 107	98 033	123 015
- shares and interest			
- debtors from dividends and other share in profit			
- debt securities			9 960
- other securities (by type)			
- loans granted	498	5 269	522
- other short term financial assets (by type)	68 609	92 764	112 533
- derivative instruments	64 864	92 764	112 533
- accrued interest from other long term financial assets	3 745		
g) cash and cash equivalents	104 260	45 063	127 669
- cash in hand and at bank	3 423	5 997	38 731
- other cash and cash equivalents	3		22 045
- other the monetary assets	100 834	39 066	66 893
Total short term financial assets	1 555 027	1 352 096	258 684

Note 9B.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency	1 261 694	1 251 533	92 349
b) in foreign currency	188 575	50 231	38 144
b1.unit / currency '000 / USD	47 149	12 215	9 109
'000PLN	188 575	50 231	38 144
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total securities, interest and short term financial assets	1 450 269	1 301 764	130 493

in '000PLN

Note 9C.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2002	2001	H1/2001
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- fair value			
- value at market price			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)			112 533
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)			112 533
c1. Derivative instruments			112 533
- fair value			112 533
- value at market price			
- value at purchase price			38 544
C. Fully transferable, not traded on regulated market (Balance Sheet value)			17 960
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)			17 960
c1. Bank accounts			8 000
- fair value			
- value at market price			8 140
- value at purchase price			8 000
c2. Securities (commercial bonds) from company social fund			9 960
- fair value			
- value at market price			9 960
- value at purchase price			9 960
D. Securities with limited transferability (Balance Sheet value)	1 450 269	1 301 764	
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)	1 381 660	1 209 000	
- fair value			
- value at market price	1 382 866	1 210 563	
- value at purchase price	1 387 448	1 209 000	
c. Other by type (Balance Sheet value)	68 609	92 764	
c1. Derivative instruments (Balance Sheet value)	64 864	92 764	
- fair value	64 864	92 764	
- value at market price			
- value at purchase price	41 830	50 231	
c2. Interest from loan (Balance Sheet value)	3 745		
- fair value			
- value at market price	3 745		
- value at purchase price			
Total value at purchase price	1 429 278	1 259 231	56 504
Value at the beginning of the period	1 301 764	103 868	104 236
Total adjustments (for the period)	18 452	44 096	74 159
Total Balance Sheet value	1 450 269	1 301 764	130 493

EXEMPTION NUMBER: 82-4639

Note 9D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	H1/2002	2001	H1/2001
a) Loans in Polish currency	498	5 269	522
b) Loans in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total short term loans granted	498	5 269	522

Note 9E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency	44 459	40 575	70 487
b) in foreign currency	59 801	4 488	57 182
b1.unit / currency '000 / USD	12 195	636	10 725
'000PLN	48 523	2 485	42 464
b2.unit / currency '000 / EUR	2 728	304	4 088
'000PLN	10 705	1 055	13 614
b3.unit / currency '000 / GBP	95	167	81
'000PLN	573	948	447
other currencies in '000PLN			657
Total cash and cash equivalents	104 260	45 063	127 669

Note 9F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	H1/2002	2001	H1/2001
Total other short term investments			

Note 9G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency			
b) in foreign currency			
b1.unit / currency '000 / USD			
'000PLN			
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total other short term investments			

Note 10.

SHORT TERM PREPAYMENTS	H1/2002	2001	H1/2001
a) prepayments of costs, of which:	41 561	5 779	42 027
- wages	8 280		7 551
- research and development	2 269	2 269	2 335
- property and personnel insurance	3 468	1 024	2 837
- write-off for company social fund	21 816		20 631
- other	5 728	2 486	8 673
b) other prepayments, of which:	64		108
-credit servicing costs			62
- non-matured interest on credits	64		46
Total short term prepayments	41 625	5 779	42 135

Note 11.

REVALUATION DUE TO PERMANENT DIMINUTION OF VALUE

Item	Elements of assets	Reason for write-off	Amount of write off	of which: recognised in profit and loss account	of which: recognised in shareholders' funds
1	2	3	4	5	6
I	Fixed assets		247 538	247 538	
-	long term financial investments	permanent diminution of value	247 538	247 538	
II	Current assets		55 957	55 957	
-	debtors	collectability risk	55 957	55 957	
	TOTAL		303 495	303 495	

EXEMPTION NUMBER: 82-4639

Note 12.

SHARE CAPITAL (STRUCTURE)								
Issue series	Type of share	Kind of preferences	Kind of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	n/a	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	n/a	147 000 000	1 470 000	transferring to share capital of the Company part of the reserve capital	16-05-97	01-01-97
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share = 10 PLN								

*For purposes of comparison, the number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

Information on changes in share capital between 1 January 2002 - 30 June 2002.

In the first half of 2002 there were no changes in the share capital of the Company. On 30 June 2002 the share capital amounted to PLN 2 000 000 000 and was divided into 200 000 000 ordinary bearer shares with a nominal value of PLN 10.00 each.

On 30 June 2002 shareholders holding 5% or more of the share capital, and at the same time entitled to 5% or more votes at the shareholders' meeting, in accordance with information held by the Company, were the following:

1. The State Treasury– 88 567 589 shares of KGHM Polska Miedź S.A., representing 44.28% of the share capital of the Company, together with the same number of votes at the General Meeting.
2. Deutsche Bank Trust Company Americas - depositary bank in the Depositary Receipt Program of the Company, which as at 30 June 2002 had issued 13 214 833 depositary receipts, representing 26 429 666 shares and 13.21% of the share capital of the Company, together with the same number of votes at the General Meeting.
3. Powszechna Kasa Oszczędności Bank Polski SA - 10 750 922 shares of KGHM Polska Miedź S.A., representing 5.38% of the share capital of the Company, together with the same number of votes at the General Meeting.

Note 13A.

COMPANY OWN SHARES				
Amount	Value at purchase price	Balance Sheet value	Reason of purchase	Designation

Note 13B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
Name of the entity, location of Head Office	Amount	Value at purchase price	Balance Sheet value

Note 14.

RESERVE CAPITAL	H1/2002	2001	H1/2001
a) Share premium account			
b) Statutory reserves	660 000	660 000	660 000
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	336 994	522 675	519 339
d) Additional payments to reserve capital			
e) Other			
Total reserve capital	996 994	1 182 675	1 179 339

Note 15.

REVALUATION RESERVE CAPITAL	H1/2002	2001	H1/2001
a) due to revaluation of tangible fixed assets	706 756	710 027	714 848
b) due to gains / losses on valuation of financial instruments, of which:	25 566	(8 196)	(225)
- due to valuation of hedging instruments	25 566	(8 196)	(225)
c) due to deffered income tax	(12 808)	2 295	63
d) exchange rate differences on foreign divisions			
e) other			
Total revaluation reserve capital	719 514	704 126	714 686

EXEMPTION NUMBER: 82-4639

Note 16.

OTHER RESERVE CAPITAL (BY DESIGNATION)	H1/2002	2001	H1/2001
Total other reserve capital			

Note 17.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	H1/2002	2001	H1/2001
Total write-off of net profit in the financial year			

Note 18A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	H1/2002	2001	H1/2001
1. Provision for deferred income tax at the beginning of the period, of which:	100 806	87 871	87 871
a) recognised in financial result	100 806	87 849	87 849
- exchange rate differences	5 966		
- interest	6 907	968	968
- valuation of derivative transactions	27 236	48 281	48 281
- depreciation	55 637	38 589	38 589
- other	5 060	11	11
b) recognised in Shareholders' Funds		22	22
- exchange rate differences		22	22
c) recognised in goodwill or negative goodwill			
2. Increases	176 976	221 847	73 611
a) recognised in financial result for the period in connexion with positive timing differences, due to:	157 015	221 847	73 611
- exchange rate differences	27 062	1 259	455
- interest	2 884	7 726	748
- valuation of derivative transactions	108 730	169 755	60 800
- depreciation	14 745	30 042	11 603
- other	3 594	13 065	5
b) recognised in Shareholders' Funds in connexion with positive timing differences, due to:	19 961		
- revaluation of cash flow hedges	19 961		
c) recognised in goodwill or negative goodwill in connexion with positive timing differences, due to:			
3. Decreases	(161 658)	(208 912)	(84 344)
a) recognised in financial result for the period in connexion with positive timing differences, due to:	(154 505)	(208 912)	(84 344)
- exchange rate differences	(31 721)	(1 236)	(291)
- interest	(7 948)	(1 787)	(495)
- valuation of derivative transactions	(108 485)	(190 800)	(78 206)
- depreciation	(5 105)	(12 994)	(5 305)
- other	(1 246)	(2 095)	(47)
b) recognised in Shareholders' Funds in connexion with positive timing differences, due to:	(7 153)		
- revaluation of derivative instruments	(7 153)		
c) recognised in goodwill or negative goodwill in connexion with positive timing differences			
4. Total provision for deferred income tax at the end of the period	116 124	100 806	77 138
a) recognised in financial result	103 316	100 784	77 116
- exchange rate differences	7 248	24	165
- interest	1 704	6 907	1 178
- valuation of derivative transactions	27 482	27 236	30 874
- depreciation	65 277	55 637	44 888
- other	1 605	10 980	11
b) recognised in Shareholders' Funds	12 808	22	22
- revaluation of cash flow hedges	12 808		
- exchange rate differences		22	22
c) recognised in goodwill or negative goodwill			

in increases and decreases the turnover relating a provision created (released) during the financial period is presented

EXEMPTION NUMBER: 82-4639

POSITIVE TEMPORARY DIFFERENCES

Item	Description	Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Fixed assets				
I	intangible fixed assets	depreciation	166	140	until expiration
II	tangible fixed assets	depreciation	238 257	287 666	until expiration
B	Current assets				
I	inventory	valuation of inventories	37	61	XII. 2002
II	short term debtors	accrued interest receivable	19 834	2 311	XII. 2002
		accrued interest receivable	70	37	2006
		accrued penalties	12	4	XII. 2002
		accrued exchange rate differences recognised in the financial result of prior years	(1 317)	(317)	XII. 2002
		accrued positive exchange rate differences		3 433	XII. 2002
	short term debtors from other entities	debtors due to reversal of decisions of the Tax Office after an audit	15 361	24 554	XII. 2002
III	short term investments				
	short term financial assets	accured loans interests	4 764	3 773	XII. 2002
	other short term financial assets	valuation of financial income from derivative transactions	41 732	11 817	XII. 2002
		valuation of hedging imstruments		45 745	XII. 2002
		valuation of securities	1 563	1 206	XII. 2002
	cash and cash equivalents and other the monetary assets	accrued positive exchange rate differences	85	300	XII. 2002
	SHAREHOLDERS' FUNDS AND LIABILITIES				
B	Liabilities and provisions for liabilities				
II	long term liabilities	accrued exchange rate differences recognised in the financial result of prior years	1 224	(105)	XII. 2002
III	short term liabilities	accrued exchange rate differences recognised in the financial result of prior years	20 606		XII. 2002
	credit	valuation of financial income from derivative transactions		5	XII. 2002
		accrued positive exchange rate differences		670	XII. 2002
	due to goods, work and services	accrued exchange rate differences recognised in the financial result of prior years	709	684	XII. 2002
		accrued positive exchange rate differences		1	XII. 2002
	other financial liabilities	valuation of financial income from derivative transactions	55 541	86 327	XII. 2002
	Total positive temporary differences		398 643	468 311	

Note 18B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	594 980	440 541	440 541
- retirement-disability rights	100 685	74 451	74 451
- jubilee awards	170 746	126 435	126 435
- coal-equivalent payments	323 549	239 655	239 655
b) increase, due to:	17 946	154 439	
- retirement-disability rights		26 234	
- jubilee awards		44 311	
- coal-equivalent payments	17 946	83 894	
c) utilisation, due to:			
d) release, due to:	(17 676)		
- retirement-disability rights	(6 681)		
- jubilee awards	(10 995)		
e) end of the period	595 250	594 980	440 541
- retirement-disability rights	94 004	100 685	74 451
- jubilee awards	159 751	170 746	126 435
- coal-equivalent payments	341 495	323 549	239 655

Note 18C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	45 210	38 634	38 634
- retirement-disability rights	9 825	8 383	8 383
- jubilee awards	20 160	17 231	17 231
- coal-equivalent payments	15 225	13 020	13 020
b) increase, due to:		6 576	
- creation of provision for retirement-disability rights		1 442	
- creation of provision for jubilee awards		2 929	
- creation of provision for coal-equivalent payments		2 205	
c) utilisation, due to:			
d) release, due to:			
e) end of the period	45 210	45 210	38 634
- retirement-disability rights	9 825	9 825	8 383
- jubilee awards	20 160	20 160	17 231
- coal-equivalent payments	15 225	15 225	13 020

Note 18D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	261 762	225 608	225 608
- costs of mines closure	230 704	218 284	218 284
- future costs of disposal of fixed assets	5 863	7 324	7 324
- other provisions for potential losses, expenses and liabilities	25 195		
b) increase, due to:	27 148	37 615	14 928
- creation of provisions for costs of mines closure	11 592	12 420	14 928
- creation of other provisions for potential losses, expenses and liabilities	15 556	25 195	
c) utilisation, due to:			
d) release, due to:	(94)	(1 461)	
- future costs of disposal of fixed assets	(49)	(1 461)	
- release of provisions for other potential losses, expenses and liabilities	(45)		
e) end of the period	288 816	261 762	240 536
- costs of mines closure	242 296	230 704	233 212
- future costs of disposal of fixed assets	5 814	5 863	7 324
- other provisions for potential losses, expenses and liabilities	40 706	25 195	

Note 18E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	H1/2002	2001	H1/2001
a) beginning of the period	73 451	68 129	68 129
- costs of mines closure	3 231	5 644	5 644
- future costs of disposal of fixed assets	2 460	3 006	3 006
- potential state budget liabilities	36 930	24 707	24 707
- provisions for potential losses relating to redemption rights to exploitation of KIMPE deposit		25 792	25 792
- disputed issues and other liabilities	30 830	8 980	8 980
b) increase, due to:	33 387	49 612	10 148
- creation of provision	33 387	49 612	10 148
c) utilisation, due to:	(7 691)	(41 407)	(14 004)
- releasation of expenses	(7 691)	(41 407)	(14 004)
d) release, due to:	(481)	(2 883)	(280)
- release of unnecessary provision due to re-evaluation	(481)	(2 883)	(280)
e) end of the period	98 666	73 451	63 993
- costs of mines closure	2 852	3 231	1 649
- future costs of disposal of fixed assets	2 083	2 460	4 048
- potential budget liabilities	43 975	36 930	24 638
- provisions for potential losses relating to redemption rights to exploitation of KIMPE deposit			19 344
- disputed issues and other liabilities	49 756	30 830	14 314

Note 19A.

LONG TERM LIABILITIES	H1/2002	2001	H1/2001
a) toward subsidiaries			
- credit and loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
b) toward co-subsidiaries			
- credit and loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
c) toward associates			
- credit and loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
d) toward significant investor			
- credit and loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
e) toward dominant entity			
- credit and loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
f) toward other entities	123 228	120 918	
- credit and loans	123 228	120 918	
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
Total long term liabilities	123 228	120 918	

Note 19B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2002	2001	H1/2001
a. Over 1 year, to 3 years	123 228	120 918	
b. Over 3 years, to 5 years			
c. Over 5 years			
Total long term liabilities	123 228	120 918	

Note 19C.

LONG TERM LIABILITIES (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency			
b) in foreign currency	123 228	120 918	
b1.unit / currency '000 / USD	30 000	30 000	
'000PLN	123 228	120 918	
b2.unit / currency '000 / EUR			
'000PLN			
b3.unit / currency '000 / GBP			
'000PLN			
other currencies in '000PLN			
Total long term liabilities	123 228	120 918	

Note 19D.

LONG TERM LIABILITIES DUE TO CREDITS AND LOANS									
Name of entity (company) and legal form	Location of Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
Bank Handlowy	Warsaw	123 228	30 000 USD	123 228	30 000 USD	2.43875	28-12-04	proxy rights to bank account for amount PLN 123 228 thousand	
Total		123 228		123 228					

Due to long term credit drawn, the following security have been applied:

Type of security	Amount in PLN	Amount in curency	Time-limit
Proxy rights to bank account	123 228	30 000 USD	28.12.2004

Note 19E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF DEBT LONG TERM FINANCIAL INSTRUMENTS							
Corporate bonds by type	Face value	Interest rate	Redemption perid	Guarantees/Security	Additional rights	Quotation market	Other

Note 20A.

SHORT TERM LIABILITIES	H1/2002	2001	H1/2001
a) toward subsidiaries	255 804	245 823	53 368
- credits and loans, of which:			
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	66 150	45 355	52 668
- less than 12 months	66 150	45 355	52 668
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	189 654	200 468	700
- purchase of insurance services			627
- purchase of social services, reclassification of debtors surplus			73
- liabilities due to additional payments to capital	189 000	200 000	
- other liabilities	654	468	
b) toward co-subsidiaries			
- credits and loans, of which:			
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
c) toward associates	28 519	15 027	13 220
- credits and loans, of which:			
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	28 517	14 920	13 217
- less than 12 months	28 517	14 920	13 217
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	2	107	3
- debtors surplus due to goods, works and services			3
- property insurance	2		
- other liabilities		107	
d) toward signifficant investor			
- credits and loans, of which:			
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
e) toward dominant entity			
- credits and loans, of which:			
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			

f) toward other entities	2 432 505	2 387 346	1 149 740
- credits and loans, of which:	2 074 106	1 826 191	498 388
- long term credits and loans repayable in the present period			
- due to issued debt securities			
- due to dividends			200 000
- other financial liabilities, of which:	52 399	149 458	184 522
- due to valuation of derivative instruments	52 399	149 458	184 522
- due to goods, works and services:	118 182	106 667	98 647
- less than 12 months	118 182	106 667	98 647
- over 12 months			
- advances received for deliveries			2
- bills of exchange payable			
- due to taxes, customs duty and other benefits	48 357	40 655	65 708
- due to wages	40 420	62 407	50 087
- other (by type)	99 041	201 968	52 386
- mining royalty	12 634	10 755	12 623
- environmental fees	14 789	61 944	6 925
- other	71 618	129 269	32 838
g) special funds (by type)	63 467	50 644	59 533
- social fund	63 417	50 589	59 286
- other funds	50	55	247
Total short term liabilities	2 780 295	2 698 840	1 275 861

Note 20B.

SHORT TERM LIABILITIES (BY CURRENCY)	H1/2002	2001	H1/2001
a) in Polish currency	1 562 841	1 642 184	666 187
b) in foreign currency	1 217 454	1 056 656	609 674
b1.unit / currency '000 / USD	294 677	241 139	151 979
'000PLN	1 216 535	1 002 326	609 191
b2.unit / currency '000 / EUR	104	15 104	
'000PLN	421	53 867	
b3.unit / currency '000 / GBP	79	79	79
'000PLN	498	463	437
other currencies in '000PLN			46
Total short term liabilities	2 780 295	2 698 840	1 275 861

KGHM Polska Miedź S.A. SA-P 2002 in '000 PLN

Note 20C.

SHORT TERM LIABILITIES DUE TO CREDITS AND LOANS									
Name of entity (company) and legal form	Location of Head Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
Bank ABN AMRO N.V. JPMorgan	Amsterdam London	827 440	200 000 USD	750 248	181 342 USD	3.35500%	27-06-03		
Bank PKO S.A.	Warsaw	178 994	43 500 USD	20 574	5 000 USD	3.04000%	19-12-02	proxy rights to bank account - PLN 178 994 thousand	
				20 574	5 000 USD	3.04000%	19-12-02		
				20 574	5 000 USD	3.04000%	19-12-02		
				20 574	5 000 USD	3.04000%	19-12-02		
				55 550	13 500 USD	3.04000%	19-12-02		
				20 574	5 000 USD	3.04000%	19-12-02		
				10 287	2 500 USD	3.04000%	19-12-02		
				10 287	2 500 USD	3.04000%	19-12-02		
		915 000		800 000		10.73000%	19-12-02	proxy rights to bank account - PLN 915 000 thousand	
				115 000		10.73000%	19-12-02		
BRE BANK S.A.	Warsaw	61 321	15 000 USD	61 321	15 000 USD	2.63875%	30-08-02	own bill of exchange -PLN 61 321 thousand	
		163 524	40 000 USD	163 524	40 000 USD	2.75000%	01-02-03	own bill of exchange -PLN 163 524 thousand	
Unpaid interest on credit (BRE)				120				own bill of exchange -PLN 120 thousand	
Unpaid interest on credit				4 899					
Total		2 146 279		2 074 106					

Due to short term credit drawn, the following securities have been applied:

Type of security	Amount in PLN	Amount in curency	Time-limit
Proxy rights to bank account	178 994	43 500 USD	19.12.2002
Proxy rights to bank account	915 000		19.12.2002
Own bill of exchange	61 321	15 000 USD	indefinite
Own bill of exchange	163 524	40 000 USD	indefinite

Note 20D.

SHORT TERM LIABILITIESS DUE TO THE ISSUING OF DEBT SHORT TERM FINANCIAL INSTRUMENTS						
Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Other
Total						

EXEMPTION NUMBER: 82-4639

Note 21A

CHANGE IN NEGATIVE GOODWILL	H1/2002	2001	H1/2001
Beginning of the period			
a) increase, due to:			
b) decrease, due to:			
Negative goodwill at the end of the period			

Note 21B.

OTHER ACCRUALS AND DEFERRED INCOME	H1/2002	2001	H1/2001
a) accruals	160 744	43 149	279 487
- long term accruals (by type)			144
- other			144
- short term accruals (by type)	160 744	43 149	279 343
- wages with charges	128 172	213	209 052
- environmental fees	127	89	27 064
- liabilities due to unused vacations	13 706	13 706	16 166
- other	18 739	29 141	27 061
b) deferred income	2 764	2 691	34 999
- long term deferred income (by type)	2 018	2 086	2 250
- cash and cash equivalents received for financing acquisition or construction of fixed assets and development work	1 270	2 086	1 367
- other	748		883
- short term deferred income (by type)	746	605	32 749
- payments for future services and advances of over 50% of their value	224		32 159
- grants, subsidies, subsidies relating to capital expenditure and research projects	272	487	336
- other	250	118	254
Total other accruals and deferred income	163 508	45 840	314 486

Note 22

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	H1/2002	2001	H1/2001
Shareholder's Funds	3 834 748	3 711 600	3 950 737
Shares outstanding	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	19.17	18.56	19.75
Diluted number of shares			
Diluted net assets per share (in PLN)			

The value of net assets per share was calculated as the relation between Shareholder's Funds of KGHM Polska Miedź S.A. *on the balance sheet date to outstanding shares of* KGHM Polska Miedź S.A.

EXEMPTION NUMBER: 82-4639

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (BY TYPE)	H1/2002	2001	H1/2001
a) received guarantees, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from signifficant investor			
- from dominant entity			
b) other (by type)			
- of which: from subsidiaries			
- of which: from co-subsidiaries			
- of which: from associates			
- of which: from significant investor			
- of which: from dominant entity			
Total contingent debtors from related entities			

Note 23B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (BY TYPE)	H1/2002	2001	H1/2001
a) granted guarantees, of which:			1 089 461
- toward subsidiaries			1 089 461
- toward co-subsidiaries			
- toward associates			
- toward significant investor			
- toward dominant entity			
b) other (by type)			
- of which: toward subsidiaries			
- of which: toward co-subsidiaries			
- of which: toward associates			
- of which: toward significant investor			
- of which: toward dominant entity			
Total contingent liabilities toward related entities			1 089 461

EXEMPTION NUMBER: 82-4639

EXPLANATORY NOTES TO THE PROFIT AND LOSS ACCOUNT

Note 24A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2002	H1/2001
- copper, precious metals and other smelter products	2 078 968	2 144 459
- of which: from related entities	512 469	567 647
- energy	21 444	21 139
- of which: from related entities	2 892	2 414
- processing of copper	2 286	49
- of which: from related entities	2 245	
- salt	11 678	8 106
- of which: from related entities	1 724	1 864
- other products	18 179	18 210
- of which: from related entities	6 623	6 710
Total net revenue from sale of products	2 132 555	2 191 963
- of which: from related entities	525 953	578 635

Note 24B.

REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	H1/2002	H1/2001
a) Domestic	666 065	782 330
- of which: from related entities	32 971	31 474
- copper, precious metals and other smelter products	616 441	736 686
- of which: from related entities	23 450	22 347
- energy	21 444	21 139
- of which: from related entities	2 892	2 414
- processing of copper	41	49
- of which: from related entities		
- salt	9 960	6 246
- of which: from related entities	6	3
- other products	18 179	18 210
- of which: from related entities	6 623	6 710
b) Export	1 466 490	1 409 633
- of which: from related entities	492 982	547 161
- copper, precious metals and other smelter products	1 462 527	1 407 773
- of which: from related entities	489 019	545 300
- energy		
- of which: from related entities		
- processing of copper	2 245	
- of which: from related entities	2 245	
- salt	1 718	1 860
- of which: from related entities	1 718	1 861
- other products		
- of which: from related entities		
Total revenue from the sale of products	2 132 555	2 191 963
- of which: from related entities	525 953	578 635

Note 25A.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2002	H1/2001
- wastes	3 411	3 752
- of which: from related entities	278	379
- resale of material	7 545	8 498
- of which: from related entities	4 715	5 532
- copper	588	1 966
- of which: from related entities		
- other	2 031	2 525
- of which: from related entities	50	52
Total revenue from the sale of materials and goods for resale	13 575	16 741
- of which: from related entities	5 043	5 963

Note 25B.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	H1/2002	H1/2001
a) Domestic	13 730	16 566
- of which: from related entities	5 043	5 963
- wastes	3 411	3 752
- of which: from related entities	278	379
- resale of material	7 545	8 498
- of which: from related entities	4 715	5 532
- copper	743	1 791
- of which: from related entities		
- other	2 031	2 525
- of which: from related entities	50	52

EXEMPTION NUMBER: 82-4639

b) Export	(155)	175
- of which: from related entities		
- wastes		
- of which: from related entities		
- resale of material		
- of which: from related entities		
- copper	(155)	175
- of which: from related entities		
- other		
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	13 575	16 741
- of which: from related entities	5 043	5 963

Note 26.

COSTS BY TYPE	H1/2002	H1/2001
a) Depreciation	149 448	172 004
b) Consumption of materials and energy	728 805	733 543
c) External services	371 395	414 343
d) Taxes and fees	112 773	86 756
e) Wages and salaries	425 629	413 766
f) Social insurance and other benefits	157 105	152 732
g) Other	26 708	33 738
- advertising and promotion costs	6 709	7 947
- property and personnel insurance	7 632	7 975
- business trip	1 757	2 664
- other costs	10 610	15 152
Total costs by type	1 971 863	2 006 882
Change in work in progress and finished goods	39 178	29 729
Costs of production of products for internal use and other adjustments (negative value)	(22 619)	(32 542)
Selling costs (negative value)	(33 192)	(34 011)
General administration costs (negative value)	(202 126)	(225 233)
Costs of production of manufactured products sold	1 753 104	1 744 825

Note 27.

OTHER OPERATING INCOME	H1/2002	H1/2001
a) Release of provisions, due to:	18 383	280
- future costs of disposal of fixed asstes		280
- disability rights and other	17 676	
- other liabilities	707	
b) other, due to:	52 606	8 490
- reversal of write-offs revaluing assets, upon elimination of case for their creation	66	1 696
- gains from sale of non-financial assets	469	934
- recovery from liquidation of fixed assets	295	342
- penalties and damages paid to the company	322	769
- grants received	80	80
- write-off of liabilities	88	69
- correction of real estate tax from prior year	44 756	
- *other operating income*	6 530	4 600
Total other operating income	70 989	8 770

Note 28.

OTHER OPERATING COSTS	H1/2002	H1/2001
a) Provisions created due to:	70 050	24 737
- future costs of mine liquidation	11 592	14 928
- compensation		4 023
- future costs of disposal of fixed asstes		1 042
- retirement and similar benefits	17 946	
- liabilities for mining royalty	15 408	
- acquisition costs of site for building of tailings pond	19 556	
- other	5 548	4 744
b) other, due to:	9 268	15 950
- loss from sale of non-financial assets		
- valuation of non-financial assets	4 334	2 966
- donations	413	8 709
- other	4 521	4 275
Total other operating costs	79 318	40 687

WRITE-OFFS REVALUING NON-FINANCIAL ASSETS

Description	H1/2002	H1/2001
- liquidation of unused fixed assets	520	332
- valuation of fixed assets under construction without economic effect	187	842
- valuation of by-products and materials inventory to market prices	547	1 556
- increase of write-off of foreign trade debtors, due to change in exchange rate	3 001	
- write-off for bad debtors	79	236
Total write-offs revaluing non-financial assets	4 334	2 966

Note 29A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	H1/2002	H1/2001
a) from related entities	4 399	7 860
- from subsidiaries	3 809	7 309
- from co-subsidiaries		
- from associates	590	551
- from significant investor		
- from dominant entity		
b) from other entities		2
Total financial income from dividends and share in profit	4 399	7 862

Note 29B.

FINANCIAL INCOME FROM INTEREST	H1/2002	H1/2001
a) due to loans	8 713	
- from related entities, of which:		
- from subsidiaries		
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
- from other entities	8 713	
b) other interest	87 452	7 841
- from related entities, of which:		1 321
- from subsidiaries	69 609	337
- from co-subsidiaries		
- from associates	195	984
- from significant investor		
- from dominant entity		
- from other entities	17 648	6 520
Total financial income from interest	96 165	7 841

Note 29C.

OTHER FINANCIAL INCOME	H1/2002	H1/2001
a) foreign exchange gains		2 899
- realised		2 899
- unrealised		
b) release of provisions, due to:		
c) other, of which:	65 422	113 564
- gains from the sale of investments	4 206	
- valuation of investments	78 667	113 099
- correction of interest accounted in 2001	(17 665)	
- other financial income	214	465
Total other financial income	65 422	116 463

Note 30A.

FINANCIAL COSTS FROM INTEREST	H1/2002	H1/2001
a) from credits and loans, of which:	73 816	12 048
- to related entities, of which:		
- to subsidiaries		
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	73 816	12 048
b) other interest	6 265	6 843
- to related entities, of which:		
- to subsidiaries		
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	6 265	6 843
Total financial costs from interest	80 081	18 891

Note 30B.

OTHER FINANCIAL COSTS	H1/2002	H1/2001
a) foreign exchange losses	13 081	15 423
- realised	9 471	7
- unrealised	3 610	15 416
b) provisions created, due to:	8 382	
- State budget interest	8 382	
c) other, of which:	58 449	168 853
- revaluation of investments	46 274	127 417
- losses from the sale of investments		32 497
- commission	11 930	5 339
- other financial costs	245	3 600
Total other financial costs	79 912	184 276

KGHM Polska Miedź S.A. SA-P 2002 in '000 PLN

Note 31.
Information on the results of sales of all or part of subordinated units and on the means of settlement will be presented in the consolidated financial report.

Note 32.

EXTRAORDINARY GAINS	H1/2002	H1/2001
a) profits resulting from accidents		
b) other, by type:		
Total extraordinary gains		

Note 33.

EXTRAORDINARY LOSSES	H1/2002	H1/2001
a) losses resulting from accidents	9	
b) other, by type:		30
- provisions for debtors in bankruptcy proceedings		30
Total extraordinary losses	9	30

Note 34A.

CURRENT TAXATION	H1/2002	H1/2001
1. Profit (loss) before taxation	143 030	86 465
2. Differences between profit (loss) before tax and tax base (by item)	128 785	166 750
- provisions created	219 620	170 726
- provisions released	(38 148)	(8 020)
- interest paid	5 400	967
- accrued interest, recovered on tax overpayment	(19 993)	(3 521)
- State budget interest and interest accrued on credit	10 995	8 895
- positive realised exchange rate differences	24 302	1
- positive accrued exchange rate differences	(13 956)	(18 921)
- negative realised exchange rate differences	(5 634)	(6 498)
- negative accrued exchange rate differences	17 565	32 142
- income from realised derivative transactions	89 309	
- accrued income from derivative transactions	(216 134)	(194 158)
- costs of realised derivative transactions	(94 755)	
- accrued costs of derivative transactions	100 980	150 429
- other	49 234	34 708
3. Tax base	271 815	253 215
4. Corporate income tax at the rate of 28%	76 108	70 901
5. Increases, waivers, reliefs, write offs and reductions of tax	(5 077)	3 847
6. Current corporate income tax charge disclosed in tax return for the period, of which:	71 031	74 748
- shown in profit and loss acount	71 031	74 748
- relating to the items, which decreased or increased Shareholders' funds		
- relating to the items, which decreased or increased goodwill or negative goodwill		

Note 34B.

DEFERRED INCOME TAX, SHOWN IN THE PROFIT AND LOSS ACCOUNT	H1/2002	H1/2001
- decrease (increase) due to the arise and reversal of temporary differences	(33 937)	(44 939)
- decrease (increase) due to changes in taxation rates	3 221	
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision		
- other elements of deferred tax (by type)		
Total deferred income tax	(30 716)	(44 939)

Note 34C.

TOTAL DEFERRED INCOME TAX	H1/2002	H1/2001
- recognised in Shareholders' Funds	(15 659)	41
- recognised in goodwill or negative goodwill		

Note 34D.

TAXATION SHOWN IN THE PROFIT AND LOSS ACCOUNT DUE TO	H1/2002	H1/2001
- discountinued activity	(3)	121
- extraordinary items		

Note 35.

CHARGES ON PROFIT (INCREASE LOSSES), DUE TO:	H1/2002	H1/2001
Total charges on profit (increase losses)		

Note 36.

SHARE IN PROFIT (LOSSES) OF SUBORDINATED ENTITIES VALUED BY THE EQUITY METHOD OF WHICH:	H1/2002	H1/2001
- write-off of goodwill of subordinated entities		
- write-off of negative goodwill of subordinated entities		
- write-off of differences in valuation of net assets		

Note37.

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES

Description	H1/2002	H1/2001
Profit / loss for the period	102 715	56 656
Distribution of profit / coverage of losses	102 715	56 656
- transfer to reserve capital	102 715	56 656

Note 38.

Information used in the calculation of profit per ordinary share and diluted profit per ordinary share

Item	Description	Number of shares	Registration date	Rights to dividends	H1/2002	2001	H1/2001
1	Ordinary shares - Act of transformation of 9.09.1991*	53 000 000	12.09.1991	per registration date			
2	Ordinary shares - Resolution of the Extraordinary GSM of 30.04.1997	147 000 000	16.05.1997	01.01.1997			
3	Average weighted number of ordinary shares				200 000 000	200 000 000	200 000 000
4	Net profit (loss) for 12 months (in '000PLN)				(129 198)	(175 257)	377 073
5	Net profit (loss)per share (in PLN)				(0.65)	(0.88)	1.89
6	Average weighted diluted number anticipated of ordinary shares						
7	Diluted net profit per share (in PLN)						

*For purposes of comparision, the number of shares assumed following a stock split was authorized on the basis of a resolution of the Extraordinary General Meeting of Shareholders of 30 April 1997 (date of registration 16 May 1997)

Net profit per ordinary share is calculated as the relation of net profit of the KGHM Polska Miedź S.A. for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of KGHM Polska Miedź S.A. remaining in the possession of shareholders in specific periods

Explanatory Note Nr 1
to the Cash Flows Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS
IN THE STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM 1 JANUARY 2002 TO 30 JUNE 2002

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	150	152	2
2.	Cash at bank	5 847	3 271	(2 576)
3.	Other cash and cash equivalents, of which:		3	3
	a) cash in transit		3	3
4.	Other monetary assets	39 066	100 834	61 768
	a) financial assets payable or callable within 3 months of the date they are received, issued, acquired or established - cash deposits, cheques, external bills of exchange and other financial assets	37 498	99 600	62 102
	b) interest from financial assets payable or callable within 3 months of the date they are received, issued, acquired or established	1 568	1 234	(334)
5.	Total cash and cash equivalents shown in the statement of cash flows	45 063	104 260	59 197
	including those having limited rights of disposal	x	2 127	x

Explanatory Note Nr 2
to the Cash Flows Statement

CLARIFICATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE STATEMENT OF CASH FLOWS

Change in provisions for the period from 01.01.2002 to 30.06.2002

Item	Description	Change
1	2	3
1	Provisions from the balance sheet	67 857
2	Provisions due to deferred income tax - item recognised in shareholders' funds	12 809
3	Change in provisions in the cash flow statement (1-2)	55 048

Change in debtors for the period from 01.01.2002 to 30.06.2002

Item	Description	Change
1	2	3
1	Short-term debtors from the balance sheet	(54 727)
2	Long-term debtors from the balance sheet	26
3	Debtors due to investment activity	3 499
4	Change in debtors in the cash flow statement (1+2-3)	(58 200)

Explanatory Note Nr 2 - cont.
to the Cash Flows Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE STATEMENT OF CASH FLOWS

Change in creditors for the period from 01.01.2002 to 30.06.2002

Item	Description	Change
1	2	3
1	Short term creditors in the balance sheet	81 455
2	Credit	247 915
3	Other short term financial creditors	(97 059)
4	Creditors from investing activities	4 667
5	Other long term creditors	
6	Change in creditors due to operating activity in the cash flow statement (1-2-3-4-5-6-7-8-9+10)	(74 068)

Change in prepayments and accruals for the period from 01.01.2002 to 30.06.2002

Item	Description	Change
1	2	5
1	Accruals in the balance sheet	117 668
2	Negative goodwill	
I	Change in accruals (1-2)	117 668

Item	Description	Change
1	Long term prepayments	(33 417)
2	Long term prepayments due to income tax - item recognised in shareholders' funds	
3	Short term prepayments	(35 846)
II	Change in prepayments (1-2+3)	(69 263)
III	Change in prepayments in the cash flow statement (I+II)	48 405

Explanatory Note Nr 3
to the Cash Flows Statement

DESCRIPTION OF CORRECTIONS, INFLOWS AND OUTFLOWS, WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF CORRECTIONS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE GIVEN ACTIVITY IN THE STATEMENT OF CASH FLOWS

Item	Financial statement item	H1/2002	H1/2001
I.	Other items of operating activities	(47 874)	30 416
1.	adjustment of share value		(2 833)
2.	valuation of derivative instruments	(34 029)	29 338
3.	adjustment to revaluation reserve capital from realised and unrealised exchange rate differences on credit	(18 604)	
4.	adjustment in value of long term investments due to erroneous recognition in 2000 of costs of current payments to long term investments		3 911
5.	reclassification of interest on loans from prepayments to financial assets	4 759	
II.	Other inflow from investing activities:		
III.	Other outflow from investing activities	(1 274)	(230 891)
1.	advances for the acquisition of shares in increased share capital and for the acquisition of other securities		(230 891)
2.	advances on fixed assets under construction	(367)	
3.	costs of liquidating tangible fixed assets and intangible fixed assets	(907)	(752)
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities		

ADDITIONAL EXPLANATORY NOTES

TO THE HALF-YEAR FINANCIAL REPORT

SA-P 2002

KGHM Polska Miedź S.A. SA-P 2002 in '000 PLN

Additional Explanatory Notes
Note Nr 1.1

FINANCIAL INSTRUMENTS BY CATEGORY AND GROUP

Item	Description	Short term financial assets	Short term financial liabilities	Loans granted and own debtors *	Financial assets held to maturity	Financial assets saleable
1.	Beginning of the period	84 914	1 241 929	109 640	1 273 146	449 750
2.	Additions		215 798	220 345	7 599 035	
	- acquisition, creation, drawing		202 502	220 308	7 597 765	
	- valuation		2 310	37	930	
	- revaluation		10 986		340	
3.	Disposal	76 023	372 820	227 000	7 362 201	
	- disposal, release, repayment	76 023	372 820	227 000	7 355 998	
	- valuation				6 203	
	- revaluation					
4.	End of the period	8 891	1 084 907	102 984 230	1 509 980	449 750
of which:						
4.1	presentation in balance sheet with indication of item	8 891	1 084 907	102 985	1 509 980	449 750
	Other short term financial assets - derivative instruments held for trading	8 891				
	Long term liabilities-credit		123 228			
	Short term liabilities-credit		920 019			
	Other financial liabilities - derivative instruments held for trading		41 660			
	Long term financial assets-loans granted			98 050		
	Short term financial assets - unpaid interest on long term loans			3 746		
	Other cash assets - bank deposits				95 425	
	Other cash assets - unpaid interest on debt long term securities				1 206	
	Other cash assets - securities financed by the Social Fund				3 902	
	Trade debtors - debtors from derivative instruments			1 189		
	Short term financial assets - other securities, bonds				1 381 660	
	Long term financial assets - shares					449 750
	Long term financial assets - other securities				27 787	

* from own debtors are excluded debtors and creditors related to the physical delivery of goods

I. NOTES!
Presentation of hedging transactions:

Item	Subject	Beginning of the period	Increase	Decrease	End of the period
1.	Financial assets - hedging transactions	7 850	48 122		55 972
2.	Financial liabilities - hedging transactions	16 997		6 258	10 738
3.	Financial liabilities - hedging transactions (credit)	846 426	1 154 088	846 426	1 154 088

II. The values of assets and liabilities of a long term type shown above, in the amounts payable (credit and loans granted),reflect their fair value

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

INFORMATION ON FINANCIAL INSTRUMENTS

RISK MANAGEMENT IN THE COMPANY

The main risk to which the Company is exposed in connection with its activities is the risk of changes in the prices of copper and silver and currency risk. Fluctuations in the prices of these metals have a significant impact on the financial results of the Company.

The Company employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market which, due to the influence of speculative activities by large investment funds on the above-mentioned metals markets, may bring about significant differences between prices set on the institutional markets and prices which are adequate to meeting the needs of a particular sector.
The Company manages its price risk using forwards and options contracts. Some of the instruments used by the Company create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the Company enters into commodity swaps, which permit customers to be offered the requested price and the Company to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a results the Company always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

Currency risk

Currency risk is important to the Company since it impacts on the Company's revenues from export contracts expressed in foreign currencies, while the basic currency for the Company is the Polish złoty. Other revenues from the domestic sales contracts for the Company's products, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate.

This is the reason why the Company actively manages the currency risk.

The Company hedges projected revenues which are exposed to currency risk using currency forwards, options strategies and rarely by swaps. The Company intends to protect in this way its future sales expressed in foreign currencies.

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

As its revenues are denominated in foreign currencies, the Company also takes on liabilities in these currencies. Thus the credits drawn constitute a hedge against fluctuations of the exchange rate and are treated as hedging transactions.

Interest rate risk

KGHM Polska Miedź S.A. is exposed to the risk of changes in short term interest rates applied to debt with variable interest rates, as well as to changes in long term interest rates in the case of drawing new or refinancing existing debt.
The Company did not hedge interest rate risk in H1 2002.

Credit risk

KGHM Polska Miedź S.A. is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes derivative transactions; and
- the creditworthiness of the entities in which KGHM Polska Miedź S.A. invests, or whose securities it purchases.

Due to the derivative transactions, the Company is subject to credit risk in case the parties to a contract failed to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been shown in the balance sheet and valued in their fair value. Balance sheet line items in which they are included are shown below:

Item	30 June 2002 [in '000 PLN]	31 December 2001 [in '000 PLN]
Short term financial assets	64 863	92 764
Short term liabilities	(52 398)	(149 457)
Total	12 465	(56 693)

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

LIST OF DERIVATIVE FINANCIAL INSTRUMENTS AS AT THE BALANCE SHEET DATE

		30 June 2002		31 December 2001	
Type of financial instrument		Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]	Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]
INSTRUMENTS HELD FOR TRADING PURPOSES					
Commodity instruments – copper					
Forwards	I			19 127	(11 821)
Swaps - exchange of fixed prices for floating	II			1 491	(498)
Swaps - exchange of floating prices for fixed	III		(2 161)		
Bought call and put options	IV	2 512		56 572	
Written call and put options	V		(17 344)		(108 832)
Collar contracts	VI				
Commodity instruments – silver					
Forwards	VII			688	
Written call and put options	VIII		(4 906)		(7 600)
Swaps - exchange of fixed prices for floating	IX	6 379		5 053	
Swaps - exchange of floating prices for fixed	X		(2 066)	1 984	
Currency instruments					
Forwards	XI				(2 121)
Written call and put options	XII		(15 184)		(2 077)
CASH FLOW HEDGES					
Copper price risk					
Forwards	XIII				(16 444)
Swaps- exchange of fixed prices for floating	XIV	14		10	(53)
Bought put options and collar transactions	XV	2 433		7 839	(11)
Silver price risk					
Swaps - exchange of floating prices for fixed	XVI	2 597	(8 159)		
Exchange rate risk					
Forwards	XVII	20 498			
Collar contracts	XVIII	27 852			
TOTAL INSTRUMENTS		62 285	(49 820)	92 764	(149 457)
TOTAL		12 465		(56 693)	

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

Other information in respect of derivative financial instruments

All instruments listed above are OTC contracts, and therefore there are no margins required by clearing houses. However, due to the sufficient liquidity of the market it is possible to close and settle above mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The Company does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the Company's competitive position.

(III) Fair value of swap contracts for 6.6 thousand tonnes, expiry date June 2002 and settlement date July 2002.

(IV,V) Exercise price of written options ranges from 1475 USD/t to 1900 USD/t, while for bought options this ranges from 1450 USD/t to 1650 USD/t. The net notional volume of outstanding option contracts amounts to: for options written – short position 57.5 thousand tonnes, for options bought – short position 5.6 thousand tonnes. The contracts settlement dates are between July 2002 and February 2003
.

(VIII) The net notional volume of written option contracts – short position 400 thousand troy ounces. The exercise price of the written option contracts ranges from 4.25 – 4.75 USD/troz. The contracts settlement dates are between July 2002 and November 2002.

(IX) The notional volume of outstanding swaps is 2.88 mln troy ounces. The expiry dates for the contracts are between July 2002 and January 2003. The fixed prices range between 4.2767 – 4.328 USD/troz.

(X) The notional volume of outstanding swaps is 2.41 mln troy ounces. The contracts settlement dates are between July 2002 and January 2003. The fixed prices range between 4.63 – 4.68815 USD/troz.

(XII) The nominal value of options written is 117 500 thousand USD. Besides, the Company uses joint strategies financing bought copper put options with written USD call options. The instruments expire over the second half of 2002 and the whole of 2003. The exercise prices of options written range between 4.50 USD/PLN – 5.00 USD/PLN.

(XIV) Fair value of swap contracts for 50 tonnes, expiry date June 2002 and settlement date July 2002. The swaps are a hedge of a highly probable future sell obligation. The exercise date of the hedged positions is June 2002.

(XV) The notional volume of bought put options (including collar) amounts to 99 thousand tonnes. The settlement dates for these contracts have been set between July and November 2002. The notional volume of written call options for collar transactions amounts to 23.1 thousand tonnes. The settlement dates for these contracts have been set between July and November 2002. The exercise price of options bought and written ranges between 1575 –1737 USD/tonne. The options are a hedge of copper sell prices from future highly probable transactions in the period from June to October 2002.

(XVI) The notional volume of outstanding swaps is 20.1 mln troy ounces. The expiry dates have been set from June 2002 to June 2004. The fixed prices range between 4.55 – 5.12 USD/troz. The swaps are a hedge of silver sell prices from future highly probable transactions in the period from June 2002 June 2004.

(XVII) The nominal value of outstanding forwards is 180 000 thousand USD. The average weighted forward rate is 4.24 USD/PLN. The expiry dates of forwards cover the second half of 2002. The forwards are a hedge of planned revenues from sales. The planned realizations of transactions hedged are to take place in consecutive months in the second half of 2002.

(XVIII) The nominal value of outstanding collar transactions (zero-cost option structures) amounts to USD 130 000 thousand. The exercise prices of the instruments range between 4.27 USD/PLN to 4.72 USD/PLN. The collar transactions are a hedge of planned revenues from sales. The planned realizations of transactions hedged are to take place in consecutive months in the second half of 2002.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial report.

KGHM Polska Miedź S.A. does not apply hedging with respect to shares in the net assets of foreign entities.

Additional Explanatory Notes
Note nr 1.2.1a

OTHER INSTRUMENTS

I. A loan granted by KGHM PM S.A. to Polkomtel S.A.
a) Loan conditions for Polkomtel SA:
- amount of loan granted – PLN 98 050 thousand
- interest – WIBOR 6 months + 5% margin
- maturity – 31 December 2006
- the most recent interest period began on 2 April 2002 and ends on 1 October 2002, interest rate for this period is 15.28%, and interest to be paid as at 1 October 2002 will amount to PLN 7 574 thousand.

b) Valuation as at 30 June 2002:
- for valuation a discount rate of 3-month WIBOR was used, which as at 28 June amounted to 8.97%.

This loan was valued in the same manner as variable interest bonds, with a valuation to fair value as at 30 June 2002 of PLN 103 289 thousand.
(a detailed valuation is shown in Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above, the arguement for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

II. Investment in the AIG Emerging Europe Infrastructure Fund

Based on valuation as at 31 December 2001, the value of this investment for the Company was:
PLN 25 751 thousand, of which:
1. value of shares: PLN 21 985 thousand
2. value of credit granted: PLN 3 765 thousand

In the first half of 2002 the Company obtained shares in the amount of PLN 1 697 thousand, and paid a management fee of PLN 1 017 thousand. The Company earned PLN 261 thousand in interest from the credit granted.

Based on valuation as at 30 June 2002, prepared based on the report of the Emerging Europe Infrastucture Fund, the value of this investment for the Company was PLN 27 787 thousand, of which:
1. value of shares: PLN 24 177 thousand
2. value of credit granted: PLN 3 610 thousand

III. Long term credit drawn by KGHM PM S.A. in Bank Handlowy w Warszawie SA.

a) Terms of credit drawn in Bank Handlowy S.A.:
- amount of credit drawn: USD 30 000 thousand
- interest – 1-month LIBOR + 0.6% margin
- maturity: 28 December 2004
- the most recent interest period began on 28 June and ends on 29 July 2002, with interest (LIBOR) for this period of 1.83875%, while interest paid as at 29 July 2002 amounts to USD 63 thousand.

b) Valuation as at 30 June 2002:
- the LIBOR 1M discount rate was chosen for valuation, which on 28 June was 1.83875%, and the FX sell rate of Bank Handlowy was 4.1076 PLN/USD.

Valuation was made in the same manner as for variable interest bonds, with a valuation to fair value of PLN 123 293 thousand (Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above, the argument for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.
This credit is treated as a short term financial liability.

Table 1 Valuation as at 30 June 2002

	Valuation of loan for Polkomtel S.A.	Valuation of credit in BH S.A.
Date of valuation	30 June 2002	30 June 2002
Date of interest payment	1 October 2002	29 July 2002
Interest coupon	PLN 7 574 thousand	USD 63 thousand
Nominal value	PLN 98 050 thousand	USD 30 000 thousand
Discount rate (WIBOR 3M, LIBOR 1M)	8.97%	1.84%
Discount Factor	0.977889925	0.998432243
FX sell rate		4.1076
Fair Value	PLN 103 289 thousand	PLN 123 293 thousand

IV. In the first half of 2002 the Company made use of syndicated credit, organised by the banks ABN AMRO BANK N.V. and Citibank N.A. This agreement of 21 December 2000 guaranteed the granting of syndicated credit in the amount of USD 200 mln.

In the first half of 2002 syndicated credit tranches of USD 165 mln and 15 mln EUR were drawn. Servicing costs of this syndicated credit were as follows:

- the interest rate is equal to the LIBOR rate,
- the provision is 0.375% of the amount of credit drawn.

Due to failure by the Company to maintain the conditions of the Credit Agreement, the bank margin rose to 0.75% from December 2001. Due to a deterioration in the financial condition of the Company, credit servicing costs were changed in 2002. The bank margin, based on the signing of a supplementary agreement, as at 1 February 2002 increased from 0.75% to 1.5%. This credit was repaid on 26 June 2002.

This credit was repaid by the use of bridging credit organised by ABN AMRO and JP Morgan.
Total credit servicing costs in the first half of 2002 were as follows:

- interest – USD 4 254 thousand and EUR 493 thousand.

The credit tranche of USD 165 mln was used as a security for revenues, while the tranche of EUR 15 mln was treated as short term credit.

Additional Explanatory Notes
Note nr 1.2.1a

V. On 21 June 2002 a Credit Agreement for 200 mln USD was entered into between KGHM Polska Miedź S.A. and the organisers of this credit: ABN AMRO BANK N.V. and JP Morgan PLC. This is bridging credit with a final payment date of 366 days after the signing of the agreement. This credit was drawn in order to finance the repayment of credit organised by Citibank International PLN and ABN AMRO BANK N.V. on 20 December 2000.

Credit conditions:

- interest: 3-month LIBOR increased by a margin of 1.5%

This credit was designated as a security for revenues.

VI. As a result of an agreement entered into on 28 December 2001 with Bank Handlowy S.A., the Company drew credit in the amount of USD 70 mln.

Repayment conditions for this credit were as follows:

- short term credit drawn for six months in the amount of USD 40 mln with a margin of LIBOR + 0.30%. Maturity fell on 28 June 2002, and the credit was repaid on time. This credit was designated as a security for revenues.

Interest for this credit was paid of USD 436 thousand.

VII. On 19 December 2001 the Company entered into a Two-Currency, Revolving Syndicated Credit Agreement. This credit was organised by the banks Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Polska Kasa Opieki S.A. The credit limit is PLN 915 mln and USD 43.5 mln. The credit will be used as payment for acquisition of the bonds of Telefonia Dialog as well as payment for the acquisition of bonds on the secondary market. Maturity of this credit falls on 19 December 2002.

The costs of servicing this line of credit are as follows:

- interest on the credit granted is equal to 1-month LIBOR for USD-denominated tranches and 1-month WIBOR for PLN-denominated tranches,
- a margin of 0.8% of the amount of credit granted for the first half-year, while in the second half of 2002 the margin rises to 1%. Due to failure to maintain the conditions of this credit agreement, an annex was signed to this agreement on 1 April 2002, altering the conditions for interest, with the margin being raised to 1.2%. As at 30 June 2002 the Company had drawn PLN 915 mln and USD 43.5 mln.

The costs of servicing this credit in the first half of 2002 were as follows :

- interest – USD 300 thousand and PLN 50 762 thousand

The PLN-denominated tranche was treated as short term credit, while the USD-denominated tranche was designated as a security for revenues.

VIII. The Company drew short term credit in BRE Bank S.A.

1.) Short term credit of USD 25 mln. Agreement signed on 7 January 2002.

Credit conditions:

- interest: 1-month LIBOR +0.8% margin

Maturity of this credit fell on 8 April 2002. As a result of signing Annexes to this Credit Agreement, the Company paid USD 10 mln on 30 April 2002, with payment of the remainder of this credit in the amount of USD 15 mln to be executed on 30 August 2002.

Additional Explanatory Notes
Note nr 1.2.1a

Credit servicing costs in the first half of 2002 were as follows: interest - USD 245 929. This credit was designated as a security for revenues.

2.) Short term credit of 40 mln USD, Agreement signed on 19 June 2002.

Credit conditions:

- interest: 1-month LIBOR +0.91% margin

Maturity for this credit will be executed in installments, the first in the amount of USD 8 mln was realised on 1 August 2002, while the last in the amount of USD 8 mln will be realised on 1 February 2003. This credit was designated as a security for revenues.

Information on financial instruments point 1 d, financial assets held to maturity:

1.1.1 I. bonds of Telefonia DIALOG

amount at beginning of period: PLN 1 209 000 thousand.

amount at end of period: PLN 1 387 078 thousand.

increase PLN 178 078 thousand.

This increase is the result of the acquisition of additional tranches pursuant to the Agreement signed, i.e. in the amount of USD 43 500 thousand.

Valuation at beginning of period: PLN 1 563 thousand.

Valuation at end of period: PLN 1 206 thousand.

Valuation conditions at beginning of period: 1M WIBOR 2 days prior to expiry of interest period + a margin of 0.8 % (for bonds valued at PLN 915 mln) and 1M WIBOR from the coupon payment date (for bonds valued at PLN 294 mln).

Valuation conditions at end of period: 1M WIBOR 2 days prior to expiry of interest period + a margin of 1.2 % (for bonds valued at PLN 915 mln) and 1M WIBOR from the day prior to the coupon payment date (for bonds valued at PLN 294 mln).

II. Debt securities from ZFŚS.

beginning of period: PLN 0 thousand

end of period: PLN 3 902 thousand

increase PLN 3 902 thousand

This increase is the result of the acquisition of bonds of the company Polska Grupa Farmaceutyczna S.A. purchased in ABN – Amro Bank S.A.

Valuation at beginning of period: PLN 0 thousand

Valuation at end of period: PLN 3 998 thousand

Acquisition conditions: a price of PLN 100/97.5586

Additional Explanatory Notes
Note nr 1.2.2

INFORMATION ON FINANCIAL ASSETS SALEABLE OR SHORT TERM, VALUED AT THEIR ADJUSTED PURCHASE COST

AS AT 30 JUNE 2002

Item	Description	Value based on adjusted purchase cost	Reasons for which fair value may not be reliably estimated	Possible range within which the fair value of these instruments may be found
1	2	3	4	5
1.	Financial assets saleable			
2.	Short term financial assets			

CHANGE IN VALUATION OF FINANCIAL ASSETS

The Company does not apply changes in the estimation of fair value of financial assets to valuation at the adjusted purchase cost.

Additional Explanatory Notes
Note nr 1.2.6

INFORMATION ON REVALUATION WRITE-OFFS DUE TO PERMANENT DIMINUTION IN THE VALUE OF FINANCIAL ASSETS

Item	Financial asset	Amount of revaluation, of which:	- charged to profit	- charged to shareholders' funds	Reason for write-off
1	2	3	4	5	6
1	Shares and other securities (participatory units of AIG)	247 538	247 538		fair valued estimated under existing conditions
	Total	247 538	247 538		

KGHM Polska Miedź S.A. SA-P 2002 in '000 PLN

Additional Explanatory Notes
Note Nr 1.2.7

INFORMATION ON INTEREST FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR OWN DEBTORS

FOR THE PERIOD 1 JANUARY 2002 - 30 JUNE 2002

Item	Description	Interest income during the financial period				Category of assets, to which this interest is related
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule			
			to 3 months	from 3 to 12 months	over 12 months	
1	2	3	4	5	6	7
1.	Financial debt instruments	1 291	1 206			Financial assets held to maturity
2.	Loans granted	4 968		3 746		Loans granted and own debtors
3.	Own debtors (i.e. Arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)					

Additional Explanatory Notes
Note Nr 1.2.8

WRITE-OFFS REVALUING LOANS GRANTED OR OWN DEBTORS
AND ACCRUED - UNREALISED INTEREST ON THESE DEBTORS

There were no write-offs revaluing loans granted or own debtors due to permanent diminution in value

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES

Item	Description	Interest costs in financial period			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Short term financial liabilities	1 366	5 002		
2.	Other short term financial liabilities	65 919			
3.	Long term financial liabilities	1 513	17		

Additional Explanatory Note
Note 1.2.12

CASH FLOW HEDGES RECOGNISED IN SHAREHOLDERS' FUNDS

The Company accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial report. These principles require that the effective portion of the result from the valuation of financial instruments in the period in which such transactions are designated as cash flow hedges is recognised in equity. The amounts accumulated in equity this way are then transferred to the profit and loss when the hedged item is realised.
On the 1 June 2000 the General Meeting of Shareholders decided to establish a separate position in shareholders' funds relating to the valuation of hedging transactions.
The tables below present changes to shareholders funds due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

Amounts recognised in shareholders funds	30 June 2002 [in '000 PLN]
Revaluation reserve capital – hedging transactions against the commodities (copper, silver)	(3 652)
Revaluation reserve capital – hedging transactions against the exchange rate risk – forwards and options	47 822
Revaluation reserve capital – hedging transactions against the exchange rate risk – foreign currency credits	(18 604)
REVALUATION RESERVE CAPITAL - TOTAL	25 566

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

Gains and losses on cash flow hedging instruments

	30 June 2002 [in'000PLN] Total
Accumulated result in equity achieved on cash flow hedging financial instruments, as at date of opening balance	(8 196)
Amount recognised in equity in the current financial period due to effective hedging transactions	22 057
Gains / losses transferred from equity to the profit and loss account in the financial period	(11 705)
Gains / losses eliminated from equity adjusting the carrying amount of the hedged asset or liability	
Accumulated in equity gains and losses on cash flow hedges at the balance sheet date	25 566

Additional Explanatory Notes
Note nr 1.6

INFORMATION ON INTEREST FROM LOANS GRANTED OR OWN DEBTORS REVALUED DUE TO PERMANENT DIMINUTION IN VALUE AS AT 30 JUNE 2002

Item	Subject	Unrealised accrued interest from debtors subject to permanent dimunition in value
1	2	3
1.	Loans granted	
2.	Own debtors (i.e. those arising from the granting of cash to a second party, contingent upon meeting the requirements of art.3 sec.1 p.23)	
I.	Total	

Additional Explanatory Notes
Nota Nr 2

OFF - BALANCE SHEET LIABILITIES AND DEBTORS

AS AT JUNE 30, 2002

Item	Type of liability	Total amount	Date
1	2	3	4
1.	CONTINGENT DEBTORS	49 559	
1.1	Received guarantees		
-	in which from related entities		
1.2	Contested State budget issues	49 201	
1.3	Other	358	
-	in which from related entities		
2.	CONTINGENT LIABILITIES	250	
2.1	Granted guarantees	250	28.02.2003
-	in which from related entities		
3.	OTHER OFF-BALANCE SHEET LIABILITIES	246 461	
3.1	Bills of exchange	10 606	
-	from related entities		
-	from other entities	10 606	
	Bank Rozwoju Eksportu S.A	4 950	31.03.2008
	Bank Rozwoju Eksportu S.A	5 656	30.12.2002
3.2	Suspension of conditional penalties for exceeding noise standards	121	31.12.2002
3.3	Liabilities due to perpetual usufruct of land	170 646	
3.4	Contested State budget liabilities	48 685	
3.5	Commitments due to implementation of R&D projects and other unrealised agreements	13 252	
-	in which from related entities	194	
3.6	Other disputed issues, remaining under legal contention etc.	3 151	
4	Total off-balance sheet Items	296 270	

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES
AS AT JUNE 30, 2002

At the end of H1 2002 the Company had no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures

INFORMATION ON REVENUE, COSTS AND RESULTS OF ACTIVITIES DISCONTINUED

FOR THE PERIOD FROM 1 JANUARY 2002 TO 30 JUNE 2002

In H1 2002 the Company neither discontinued, nor does it anticipate the discontination, of its activities in the foreseeable future.

COSTS OF PRODUCTION OF PRODUCTS FOR INTERNAL USE
FOR THE PERIOD FROM 1 JANUARY 2002 TO 30 JUNE 2002

Item	Description	Amount
0	1	2
1.	Products transferred to tangible assets under construction, tangible assets for internal use	2 167
2.	Products transferred to inventories warehouse	21 691
3.	Other	1 374
4.	TOTAL	25 232

Additional Explanatory Notes
Note Nr 6

REALISED AND PLANNED EXPENDITURE FOR TANGIBLE FIXED ASSETS
FOR THE PERIOD FROM 1 JANUARY 2002 TO 30 JUNE 2002

Item	Description	Realised in H1 2002	Planned investments in the next 12 months
0	1	2	3
I.	Tangible investments	153 581	370 000
a.	of which: environmental protection	3 067	31 547

INFORMATION ON MATERIAL TRANSACTIONS WITH RELATED ENTITIES RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS

Item	Name of Entity	Entity with which the transaction was concluded	Value of transaction			
			Sales	Subject	Purchase	Subject
1.	KGHM Polska Miedź S.A.	TUW "CUPRUM"			4 492	property insurance
2.	KGHM Polska Miedź S.A.	Energetyka Sp. z o.o.			22 080	supply of heat, power and water
3.	KGHM Polska Miedź S.A.	CBPM "CUPRUM" Sp. z o.o.			2 267	R&D and design works
4.	KGHM Polska Miedź S.A.	MCZ S.A.			6 154	medical services
5.	KGHM Polska Miedź S.A.	CBJ Sp. z o.o.			14 915	quality services
6.	KGHM Polska Miedź S.A.	KGHM Polish Copper Ltd	370 097	intermediary services in copper and silver sales		
7.	KGHM Polska Miedź S.A.	KGHM Kupferhandelsges m.b.H	102 437	intermediary services in copper sales		
8.	KGHM Polska Miedź S.A.	Telefonia DIALOG S.A.	1 278 215	buy-back of bonds together with interest by Telefonia Dialog S.A.	1 387 078	acquisition of bond issues (amount shown includes total related turnover in this regard). To date KGHM Polska Miedź S.A. has acquired two issues in a total amount of PLN 1 209 000 thousand and USD 43 500 thousand
9.	KGHM Polska Miedź S.A.	KGHM Metraco Sp. z o.o.	36 597	exclusive rights to perform intermediary services in the sale of acid, copper and rock salt	168 029	copper scrap, chemical materials and machines
10.	KGHM Polska Miedź S.A.	Pol-Miedź Trans Sp. z o.o.			99 607	transport services
11.	KGHM Polska Miedź S.A.	Fosroc-Ksante spółka z o.o.			3 113	purchase of materials

* Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Capital Group. The full scope of relations will be presented in the consolidated financial statement.

Additional Explanatory Notes

Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER AS AT 30 JUNE 2002

Item	Name of Entity	Degree of management control %	Mutual debtors	Mutual creditors	Mutual operating and financial costs	Mutual operating and financial revenues	Mutual short term investment
1	2	3	4	5	6	7	8
1.	CBiPM Cuprum Sp. z o.o.	100.00	601	1 744	2 267	1	
2.	KGHM Polish Copper Ltd.	100.00	7 935		(935)	370 097	
3.	Dolnośląska Spółka Inwestycyjna S.A.	100.00	2	43	216	13	
4.	Miedziowe Centrum Zdrowia S.A.	100.00	37	1 074	6 154	191	
5.	KGHM Metale S.A.	100.00				11	
6.	Energetyka Sp. z o.o.	100.00	43 618	2 635	22 080	1 082	
7.	PEW Aquakonrad S.A.	84.11	10	11	59	68	
8.	Centrum Badań Jakości Sp. z o.o.	100.00	92	2 251	14 915	1 545	
9.	KGHM Kupferhandelsges mbH.	100.00	46 153		2 621	102 437	
10.	Pol-Miedź Trans Sp. z o.o.	100.00	1 489	3 714	99 607	3 905	
11.	KGHM Congo sprl	99.98	28 670		226	19	
12.	KGHM Metraco Sp. z o.o.	91.75	7 196	25 613	168 029	36 597	
13.	Telefonia Dialog S.A.	100.00	77	189 255	1 419	2 868	1 381 660
14.	Fosroc-Ksante Sp. z o.o.	30.00	17	800	3 112	681	
15.	TUW Cuprum	93.14	3 106	563	4 492		
	Total*	X	139 003	227 703	324 262	519 515	1 381 660

* Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Capital Group. The full scope of relations will be presented in the consolidated financial statement.

INFORMATION ON JOINT VENTURES IN H1 2002 NOT CONSOLIDATED FULLY OR BY THE EQUITY METHOD

In H1 2002 the Company did not have joint ventures with other entities

Additional Explanatory Notes
Note Nr 9

AVERAGE EMPLOYMENT IN H1 2002

Item	Description	Average employment
0	1	2
I.	Employment in total	18 388
1.	Employees:	18 370
a.	white-collar workers	4 171
b.	blue-collar workers	14 199
2.	Trainees	1
4.	Persons on maternity leave or unpaid leave	17

INFORMATION ON REMUNERATION AND ON ADVANCES, LOANS, CREDITS AND GUARANTEES GRANTED TO MANAGEMENT AND SUPERVISORY PERSONNEL OF KGHM POLSKA MIEDŹ S.A IN H1 2002

Item	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Remuneration including the amount paid out of profit of the issuer:	2 312	221
1.1	by contract, for the fulfilment of management and supervisory functions in H1 2002	1 053	130
1.2	of recalled members of the Management Board in prior years	1 230	
1.3	due to other contracts *(of which: due to employment contracts with members of the Supervisory Board elected by the employees)*	29	91
2.	Remuneration including the amount paid out of profit from the issuer's subsidiaries and associates	148	26
3.	Transactions of the issuer, and subsidiary and associated entities, with spouses, relatives related in a straight line to the first or second degree, or related due to the providing of care, adoption or guardianship, of management or supervisory personnel.		

In the financial period the Company did not grant advances, credits, loans and guarantes for members of the Management Board and Supervisory Board

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL REPORT FOR H1 2002

Item	Description of events	Effect on financial result (+, -)
0	1	2
1.	Compensation received for damages due to unforeseen events in 2001	5 985
2.	Overpayment of income tax for prior years	3 651
3.	Interest on tax overpayments and the return of court costs	5 611
4.	Provisions with related interest related to settlement with the State Budget following a tax audit	(9 628)
5.	Write-off of loan	67
6.	Adjustment to costs from prior years due to overpayment of real estate tax from undeground structures	44 756
7.	Adjustment to interest shown in the accounts of 2001 due to adjustment of real estate tax after signing an agreement with municipal authorities	(17 665)
8.	Interest calculated on overpaymnet of real estate tax on underground structures	3 111
9.	Adjustment of other costs and other interest from prior years	(2 095)
	TOTAL	33 793

Additional Explanatory Notes
Note Nr 13

SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR H1 2002

Reduction in share capital of subsidiary

On 16 July 2002 a change in share capital was registered by the Regional Court in Wrocław for the company Dolnośląska Spółka Inwestycyjna (DSI) S.A. with registered head office in Lubin in the amount of PLN 1 584 thousand. The share capital was reduced by a reduction in the per-share nominal value from PLN 100 to PLN 99. The share capital of DSI S.A. after registration is PLN 156 864 thousand and is divided into 1 584 480 shares of PLN 99 each. The total number of votes arising from all issued shares after registration of this change in share capital is 1 584 480 votes.
Compensation due to the shareholder KGHM Polska Miedź S.A. due to this reduction in capital will be executed by the transfer of perpetual usufruct rights to a plot of land and of ownership of a building situated on this property, and by the payment of cash in the amount of PLN 28 thousand.

Disposal of investments

On 26 July 2002 KGHM Polska Miedź S.A. sold the following to KGHM Metale S.A.:
- 1 884 478 registered shares of "Aquakonrad S.A. in liquidation", having a nominal value of PLN 42 each. The shares sold represent 90.40% of the share capital of "Aquakonrad S.A. in liquidation" and grant the right to 84.11 % of the votes on the General Meeting. The book value of these shares in the accounts of KGHM Polska Miedź S.A. amounted to PLN 742 thousand. The total sale price of these shares was PLN 19 thousand. Following the above transaction, KGHM Polska Miedź S.A. no longer owns shares of the company "Aquakonrad S.A. in liquidation".
- 200 000 bearer shares and 157 143 registered shares of Dolnośląska Spółka Inwestycyjna (DSI) S.A., having a nominal value of PLN 100 each. The assets sold represent 22.54% of the share capital of DSI S.A and 22.54 % of the votes at the General Meeting. The book value of the above-mentioned shares in the accounts of KGHM Polska Miedź S.A. was PLN 30 188 thousand. The total sale price is PLN 30 000 thousand. KGHM Polska Miedź S.A. holds a 77.46% stake in DSI S.A after this transaction.
This transaction comprising the disposal and acquisition of shares was carried out through the Bank Gospodarki Żywnościowej S.A. Brokerage House with registered head office in Warsaw.

The merger of indirect subsidiaries.

On 23 July 2002 the merger of indirect subsidiaries WFP Hefra S.A. and FNS Lefana Sp.z o.o. was registered. The merger was carried out by the transferance of all assets of FNS Lefana Sp.z o.o. to WFP Hefra S.A.

Payment made for coverage of capital.

On 30 July 2002 KGHM Polska Miedź S.A. made a payment of PLN 15 000 thousand representing a further tranche for coverage of the share capital of Telefonia Dialog S.A.

Payment of special bonus.

On the basis of a decision passed by resolution of the Management Board of KGHM Polska Miedź S.A. dated 10 July 2002, on 31 July 2002 a special bonus was paid for the month of July, which together with related costs represents a charge to the Company of PLN 31 670 thousand.

Additional Explanatory Notes
Note Nr 13

Agreement signed on retirement of liabilities

On 7 August 2002 KGHM Polska Miedź S.A. signed an agreement with Colmet International Ltd, based on which all liabilities of the said parties arising from previously-signed agreements were formally annulled.
The balance sheet as at 30 June 2002 shows liabilities towards Colmet International Ltd of PLN 22 797 thousand (USD 5 550 thousand), which as at the date of signing of this agreement were retired. There were no other accounts with this entity on the balance sheet.

Additional Explanatory Notes
Notes 14-23

NOTE NR 14 - INFORMATION ABOUT RELATION BETWEEN LEGAL ANTECEDENT OF THE COMPANY AND THE COMPANY AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND EQUITIES AND LIABILITIES.

The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

NOTE NR 15 - INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The financial statements and comparative financial data are not subject to correction due to inflation.

NOTE NR 16 – CHANGES TO DATA SHOWN IN THE FINANCIAL REPORT AND IN COMPARABLE DATA, VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED FINANCIAL REPORTS

There are some differences between the presented financial report and comparative financial data versus those previously published arising from the restatement of comparable periods to the accounting principles and methodology in force in the year 2002.

	as at 31 December 2001	as at 30 June 2001
1. Value of assets per previously published data	7 556 796	6 326 036
Adjustments due to changes in methodology:	96 562	75 890
- adjustment in the value of fixed assets related to settlement of the value of liquidated fixed assets, which were subject to revaluation, under fixed assets under construction		(49)
- separate presentation of the deferred tax asset and the income tax provision, and the creation of an additional asset	97 956	77 794
- the effects of valuation of advances on deliveries denominated in foreign currencies based on principles in force as at 1 January 2002	-	(13)
- the effects of valuation of debtors denominated in foreign currencies based on principles in force as at 1 January 2002	(1 262)	(1 332)
- the effects of valuation of monetary assets denominated in foreign currencies based on principles in force as at 1 January 2002	(83)	(510)
Value of assets after restatement to the new methodology	7 653 407	6 401 926
2. Value of shareholders' funds and liabilities per previously published data	7 556 796	6 326 036
Adjustments due to changes in methodology	96 562	75 890
- adjustment to shareholders' funds related to settlement of the effects of valuation of liquidated fixed assets under fixed assets under construction		(49)
- the settlement under net profit and under retained profit from prior years, and the transfer from deferred income, of exchange rate differences arising from changes in the valuation of assets and liabilities denominated in foreign currencies, and the creation of an additional provision for income tax and the deferred tax asset	13 230	(1 240)
- separate presentation of the income tax provision and the deferred tax asset, and the creation of a provision	100 806	77 138
- increase in value of long- and short term credit denominated in foreign currencies based on principles in force as at 1 January 2002	11 422	-
- valuation of other liabilities denominated in foreign currencies based on principles in force as at 1 January 2002	309	(22)
- increase of revaluation reserve capital by the created deferred tax asset	2 295	63
- transfer of exchange rate differences from deferred income to the financial result	(31 451)	
Value of shareholders' funds and liabilities after restatement to the new methodology	7 653 407	6 401 926

NOTE NR 17 - CHANGES OF ACCOUTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

As of 1 January 2002 the Company has applied changes to its accounting principles arising from the accounting law dated 29 September 1994.
The most important of these changes relate to:

1) fixed assets
- the transfer of perpetual usufruct rights to land and of rights to residential and business premises, to tangible fixed assets,
- the recognition of financial fixed assets under long term investments,
- the presentation under fixed assets of the tax assets arising from temporary differences in income tax,
- the separation of long term prepayments from prepayments, which are to be written off in a period over 12 months from the balance sheet date,

2) current assets
- the recognition of long term trade debtors under current assets,
- the recognition under short term investments of shares held for trading, other short term securities, short term loans granted and other short term assets, including interest charged and derivative instruments having a positive fair value, as well as cash resources and other cash assets: cheques, bills of trade, bills, bank accounts and similar assets,

3) shareholders' funds
- the presentation of the effects of market valuation of fixed assets adjusted by the provision created for deferred income tax,
- the charging to retained profit from prior years of the effects of changes in accounting principles and of basic errors,
- the recognition in the current financial result of the surplus of unrealised positive exchange rate differences over negative,

4) under provisions for liabilities, the recognition of the provision for deferred income tax separate from tax assets,

5) under financial liabilities, the recognition of derivative instruments having a negative fair value,

6) under deferred income, the recognition of fixed assets, fixed assets under construction and intangible assets obtained without cost, including as a donation,

Significant changes in the principles of valuation relate to:
1) the valuation of production inventories at the level of direct costs and the justifiable part of indirect costs, i.e. costs reflecting normal exploitation of production capacity,

2) the setting of exchange rates in accordance with buy rates for the valuation of assets, and with sell rates for the valuation of liabilities,

The effects of changes in principles for recording of surplus unrealised positive exchange rate differences over negative and of changes in principles for the setting of appropriate exchange rates for the valuation of assets and liabilities, adjusted by the provision for income tax and the tax asset which arose due to this, on the restatement date of this financial report were recognised in profit of the period to which they relate.

In addition, beginning from 1 January 2002 the Company has made the following changes:
- a review of fixed assets depreciation rates, in particular, to apply depreciation periods for those fixed assets which will be utilised until the liquidation of particular mining areas to changes in the estimated schedule of mine liquidation,
- short term provisions have ceased to be created for accruals respecting planned maintenance costs,
- short term USD-denominated credit drawn is treated as an instrument to hedge future cash flows from the sale of products (copper), the setting of whose price is based on the USD exchange rate. The valuation of this instrument is presented in shareholders' funds.

NOTE NR 18 – CORRECTIONS TO BASIC ERRORS (CHANGES IN ACCOUNTING PRINCIPLES), THEIR CAUSE, DESCRIPTION AND IMPACT ON THE ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY

Due to changes in accounting principles, the following adjusted items have been shown in the result from prior years:

- unrealised exchange rate differences (surplus of positive over negative differences) PLN 18 375 thousand
- deferred income tax provision due to unrealised exchange rate differences PLN 5 942 thousand
- deferred tax asset due to unrealised exchange rate differences PLN 797 thousand
- deferred tax asset due to revaluation of future cash flow hedging instruments, shown in shareholders' funds PLN 2 295 thousand

NOTE 19 – GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept.
There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

NOTE 20 – MERGER OF COMPANIES

There were no mergers of companies in the current financial period. This financial report does not contain data on merged companies.

NOTA 21-22 - VALUATION OF SHARES IN SUBORDINATED ENTITIES

The equity method is not used in the valuation of shares of subordinated entities.

The effects of applying the equity method to valuation of shares in subordinated entities.

1. Balance Sheet value of shares in subordinated entities PLN 1 259 474 thousand
2. Value of shares valued by equity method PLN 724 325 thousand
3. Impact of valuation on net profit of current period (PLN 124 146 thousand)
4. Impact of valuation on retained profit of prior years (PLN 309 820 thousand)

Valuation by the equity method was done by taking the net asset value of subordinated entities as their book value.
KGHM Polska Miedź S.A., as the dominant entity of a Capital Group, prepares and publishes a consolidated financial report.

NOTE NR 23 – OTHER ADDITIONAL EXPLANATORY INFORMATION

INFORMATION ON FINANCIAL SITUATION IN THE SUBSIDIARY Telefonia DIALOG S.A.

In the financial report dated 30 June 2002, KGHM Polska Miedź S.A., as on 31 December 2001, showed its shares of Telefonia DIALOG S.A. at their purchase cost. The Management Board of KGHM Polska Miedź S.A. is aware that the shares of Telefonia DIALOG S.A. represent an important part of the assets of KGHM Polska Miedź S.A., and that the commitment of KGHM to finance investments in Telefonia DIALOG S.A. through the acquisition of bonds heightens the risk of this investment.
The currently developed strategy of KGHM Polska Miedź S.A. foresees a reduction in the commitment of KGHM Polska Miedź S.A. in this company. Current changes in the telecommunications market do not permit a definitive valuation to be made for Telefonia DIALOG S.A. Any eventual devaluation of this company should not reflect its current losses. A valuation of this company should reflect the following factors:

1. The brief timeframe of this company's activities to date does not permit a precise determination of its market value. The company remains in a period of intense growth aimed at winning the largest number of

subscribers. It should be noted that, in spite of decreased expenditure on investment, the company possesses a well-developed infrastructure enabling it to further expand its subscriber base. As at 30 June the company operated 323.7 thousand ringing lines out of 476.2 thousand existing lines. Actions have likewise been undertaken to improve its subscriber structure, aimed at business clients (the ratio of total revenues/1 ringing line improved and amounts to PLN 94). In addition the Management Board of Telefonia DIALOG S.A., through the consistent realisation of an intensive costs reduction program in the first half, has achieved a radical improvement in the profitability of operating activities. These actions have resulted in achieving a positive EBITDA of PLN 53 085 thousand (an improvement of PLN 10 550 thousand on the forecast amount). It may be expected that actions which are taken in the second half will lead to further improvements in the profitability of this company. A major impact on the results of the company comes from financial costs due to debt servicing.

2. To date the problem of fixed-line operator licensing fees has not been completely resolved. As at the report preparation date the Ministry of Infrastructure has again prolonged the deadline for payment of these fees to 31 December 2002. The law currently being developed foresees an exchange of these fees for investment liabilities or for shares of the operator to be obtained by the State Treasury. Such actions significantly reduce the liabilities of the company and result in an increase in its value.

3. A process of consolidation is currently being pursued on the telecommunications market. The actions of the Treasury Ministry and of the Ministry of Infrastructure are aimed at achieving, with the support of legislation, the establishment of an alternative operator to that of Telekomunikacja Polska S.A. It is felt that merging the potential of existing telecoms operators would result in the creation of a powerful group which would be in a position to compete with the dominant entity on the telecoms market - Telekomunikacja Polska S.A. Independent of the actions of the Ministry of Infrastructure, the Management Board of Telefonia DIALOG S.A. has undertaken to improve its co-operation with other operators. On 5 June 2002 an agreement was signed by Telefonia DIALOG S.A., Netia Telekom S.A. and El Net S.A. on co-operation with respect to exploitation of their infrastructure, the development of telecoms services and improved regulation of the telecoms market.

The Management Board of KGHM Polska Miedź S.A. sees the potential for an increase in the value of the company in the above actions, as well as increased interest by a strategic investor. KGHM Polska Miedź S.A., being aware of its investment capabilities, will continue to make measured investments in the growth of this company until such time as an investor is found, aimed at a steady increase in its value.

ADDITIONAL INFORMATION NECESSARY TO ENABLE HOLDERS OF LISTED SECURITIES RESIDENT IN THE UNITED KINGDOM TO OBTAIN ANY RELIEF FROM UNITED KINGDOM TAXATION TO WHICH THEY ARE ENTITLED IN RESPECT OF THEIR HOLDING OF SUCH SECURITIES:

Holders of securities issued by KGHM Polska Miedź S.A. resident in the United Kingdom should discus with professional advisors if they can obtain any relief from United Kingdom taxation in respect of holding such securities.

EXEMPTION NUMBER: 82-4639

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
30 August 2002	Stanisław Speczik	President of the Management Board	
30 August 2002	Stanisław Siewierski	First Vice President of the Management Board	
30 August 2002	Witold Bugajski	Vice President of the Management Board	
30 August 2002	Grzegorz Kubacki	Vice President of the Management Board	
30 August 2002	Jarosław Andrzej Szczepek	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
30 August 2002	Zenon Sabiniarz	Chief Accountant	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

MANAGEMENT'S REPORT
ON THE COMPANY'S ACTIVITIES
IN THE FIRST HALF OF 2002

Lubin, August 2002

CONTENTS

I. COMPANY PROFILE

1. SUBJECT OF ACTIVITIES

The activities of KGHM Polska Miedź S.A. (the" Company") are comprised of the following:

- mining of metal ore,
- production of copper, precious metals, other non-ferrous metals and salt,
- processing of light and non-ferrous metals,
- management of metallic wastes and scraps and of industrial wastes,
- wholesale sales based on direct or contractual payments,
- financial holding associations,
- geological-exploratory activities, engineering and technical services for industry, mining and transport enterprises, environmental protection,
- the generation and distribution of electrical energy, the generation of gas, the distribution of gaseous fuels through a supply network, and the generation of steam and hot water, and
- professional emergency rescue services.

On the basis of a ruling by the Regional Court for Wrocław Fabryczna, Section IX (Economic) of the National Court of Registration dated 12 July 2002, a new list of activities was entered for the Company into the Commercial Register, thereby adjusting existing entries to the Polish Classification of Activities, and the subjects of scheduled air transport and non-scheduled air transport were added.

2. ORGANISATIONAL STRUCTURE

In the first half of 2002 there were no changes in the organisational structure nor in the multi-divisional composition of KGHM Polska Miedź S.A., composed of a Head Office and 10 Divisions. Details of the organisational structure of the Company as at 30 June 2002 are presented in the schemat below:

Schemat 1. Organisational structure of the Company as at 30 June 2002


KGHM POLSKA MIEDŹ S.A.
HEAD OFFICE
ZGL MINING DIVISION LUBIN
ZGPS MINING DIVISION POLKOWICE-SIEROSZOWICE
ZGR MINING DIVISION RUDNA
ZWR ORE ENRICHMENT PLANTS
ZH HYDROTECHNICAL PLANT
HMG COPPER SMELTER AND REFINERY GŁOGÓW
HML COPPER SMELTER AND REFINERY LEGNICA
HMC COPPER WIRE ROD MILL CEDYNIA
JRGH EMERGENCY MINE-SMELTER RESCUE-SERVICES
COPI CENTRAL DATA PROCESSING CENTER

3. COMPANY BODIES

Composition of the Supervisory Board

On 1 January 2002 Supervisory Board consisted of the following members:

Bohdan Kaczmarek	Chairman
Jerzy Markowski	Deputy Chairman
Jan Rymarczyk	Secretary
Witold Koziński	
Janusz Maciejewicz	
Marek Wierzbowski	

as well as the following employee-elected members:

Wiktor Błądek

Józef Czyczerski

Ryszard Kurek

Due to the resignation of Wiktor Błądek from membership in the Supervisory Board of KGHM Polska Miedź S.A., on 4 January 2002 the mandate of this member was terminated. Pursuant to Supervisory Board resolution nr 6/IV/02 dated 24 January 2002, supplementary elections were not called.

By resolutions Nr 22-28/2002 of the Annual General Meeting dated 26 June 2002 the Vth term Supervisory Board was appointed. The change in relation to the composition of the Supervisory Board as at 1 January 2002 was due to the appointment of employee-elected members of the Supervisory Board of the Company for the new term: Józef Czyczerski, Leszek Hajdacki and Ryszard Kurek.

Management Board

During the period from 1 January do 30 June 2002 the Management Board of KGHM Polska Miedź S.A. operated in the following form:

- Stanisław Speczik	President of the Management Board
- Stanisław Siewierski	First Vice President of the Management Board - Vice President for Production
- Witold Bugajski	Vice President of the Management Board for Development
- Grzegorz Kubacki	Vice President of the Management Board for Employee Affairs
- Jarosław Andrzej Szczepek	Vice President of the Management Board for Finance and Trade

4. OWNERSHIP STRUCTURE

On 30 June 2002 the following shareholders held a number of shares representing 5% or more of the share capital of the Company, as well as 5% or more of the total number of votes on the General Meeting of the Company, based on information held by the Company:

1. The State Treasury - 88 567 589 shares of KGHM Polska Miedź S.A., representing 44.28% of the share capital,
2. Deutsche Bank Trust Company Americas - depositary bank in the depositary receipt program of the Company, which as at 30 June 2002 had issued 13 214 833 depositary receipts, representing 26 429 666 shares, or 13.21% of the share capital of the Company, and
3. Powszechna Kasa Oszczędności Bank Polski SA - 10 750 922 shares of KGHM Polska Miedź S.A., representing 5.38% of the share capital of the Company.

Deutsche Bank Trust Company Americas announced that it had reduced its ownership in the share capital of the Company, and on 31 July 2002 owned 12.64% of the shares of KGHM Polska Miedź S.A.

II. COMPANY ACTIVITIES IN THE FIRST HALF OF 2002

1. PRODUCTION RESULTS

In the first half of 2002 the amount of copper and silver in ore increased respectively by 6.2% and 8.6% versus the comparable prior period, despite decreased production of ore by 1.3%. This enhancement in mining effectiveness is the result of an improvement in the ore selection system, among others by expanding the scope of selective mining, thanks to which the following was increased: average copper content of the ore (for the first time in the history of the Company reaching 2.0%) and silver content of the ore (to the level of 56 g/t).

During this same period the Company increased production of basic copper and silver products - compared to the first half of 2001, production increased as follows: electrolytic copper by 1.8% and metallic silver by 3.4%. Meanwhile there was a decrease in the production of copper wire rod (by 12.8%) and of round billets (by 42.1%), caused by lower market demand during this period. The decreased production of metallic gold was due to a lower content of this metal in the ore.

Production results in mining and smelting are presented in the table below:

Table 1. Production results in mining

	Unit	2001	I-VI 2001	**I-VI 2002**	1H 2001=100%
Copper ore (dry weight)	'000 t	28 734	14 333	**14 151**	98.7
Copper content in ore	%	1.86	1.86	**2.00**	107.5
Copper concentrate (dry weight)	'000 t	1 832	921	**948**	102.9
Copper content in concentrate	%	25.9	25.9	**26.5**	102.5

Table 2. Production results in smelting

	Unit	2001	I-VI 2001	**I-VI 2002**	1H 2001=100%
Copper products:					
electrolytic copper	t	498 451	246 336	**250 698**	101.8
wire rod	t	218 099	114 267	**99 595**	87.2
round billets	t	28 247	15 886	**9 200**	57.9
granular copper	t	1 515	764	**761**	99.6
Other metals:					
metallic silver	kg	1 163 132	582 643	**602 199**	103.4
metallic gold	kg	349	186	**146**	78.5
crude lead	t	15 503	6 237	**8 181**	131.2
Other products:					
sulphuric acid	t	577 800	276 600	**297 400**	107.5
copper sulphate	t	6 689	3 459	**3 470**	100.3
nickel	t	1 850	966	**882**	91.3
technical selenium	t	65	33	**35**	106.1

2. SALES

Product sales structure

In contrast to the comparable prior period there was an increase in sales volume in the first half of 2002 for copper and silver. 246 221 t of copper were sold, or 2.2% (5 272 t) more than in the first six months of 2001, while silver sales amounted to 630 599 kg and were 7.5% (44 073 kg) higher than in the comparable prior period.

Table 3. Sales volume for primary products

	Unit	2001	I-VI 2001	**I-VI 2002**	1H 2001=100%
Copper and copper products	t	491 170	240 949	**246 221**	102.2
of which: export	t	304 241	147 015	**162 594**	110.6
Silver	kg	1 145 354	586 526	**630 599**	107.5
of which: export	kg	1 052 805	540 762	**588 855**	108.9
Gold	kg	391.55	194.46	**130.80**	67.3
of which: export	kg	0.86	0.86	**1.04**	120.9

Table 4. Sales revenue by product (in '000 PLN)

	2001	I-VI 2001	**I-VI 2002**	1H 2001=100%
Total	4 206 685	2 191 963	**2 132 555**	97.3
of which: export	2 722 426	1 409 633	**1 466 490**	104.0
Copper and copper products	3 368 550	1 767 893	**1 661 732**	94.0
of which:	2 070 181	1 075 748	**1 086 673**	101.0
Silver	664 604	341 862	**379 963**	111.1
of which: export	610 431	314 807	**354 835**	112.7
Gold	13 953	6 763	**5 170**	76.4
of which: export	29	29	**41**	141.4
Other products and services	159 578	75 445	**85 690**	113.6
of which: export	41 785	19 049	**24 941**	130.9

Revenues from the sale of KGHM Polska Miedź S.A. products amounted to PLN 2 132 555 thousand and were lower by 2.7% than those of the first half of 2001. There was also a decrease in revenues from the sale of copper producst of 6.0%, mainly due to the significant deterioration in metals prices and to appreciation of the Polish currency. Revenues from silver sales were higher by 11.1% versus those of the comparable prior period, while gold revenues, due to a lower sales volume, were lower by 23.6%.

Geographical structure of product sales

In the first six months of 2002 the domestic sales volume of copper products represented 34% of total copper sales, with export sales accounting for 66%.

During this period the largest foreign customers of the copper produced by KGHM Polska Miedź S.A. were Germany and France.

Chart 1. Geographical structure of copper sales in the first half of 2002


Poland
34%
Other
4%
Austria
5%
Hungary
5%
Czech
Republic
6%
China
8%
France
16%
Germany
22%

During the first six months of 2002 silver sales amounted to 630 599 kg. 7% was sold on the domestic market, while export accounted for 93% of sales volume. For comparison purposes, in the first half of the prior year the share of export was lower and amounted to 92%.

Chart 2. Geographical structure of silver sales in the first half of 2002


Switzerland
5%
Poland
7%
Great
Britain
53%
Belgium
16%
Germany
19%

The largest foreign customers of silver remain the same and are, as in the comparable period of the previous year: Great Britain, Germany and Belgium.

Macroeconomic sales conditions

In the first half of 2002 a fall was noted in copper prices on global markets as compared with those of the comparable period of 2001. Average half-year electrolytic copper quotations on the London Metal Exchange amounted to 1 582 USD/t and were 7.4% lower than in the comparable period of 2001, when they amounted to 1 709 USD/t.

Chart 3. Copper quotations on the LME


USD/t
1 800
1 700
1 600
1 500
1 400
1 300
2001
2002
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

Silver quotations on the global market in the first half of 2002 achieved a level 2.8% higher than in the comparable prior period. Average half-year silver prices according to the London Bullion Market Association amounted to 148 USD/kg (4.60 USD/troy ounce) while in the comparable prior period they amounted to 144 USD/kg (4.46 USD/troy ounce).

Chart 4. Silver quotations per the LBMA


USD/kg
160
155
150
145
140
135
130
2001
2002
I
II
III
IV
V
VI
VII
VIII
IX
X
XI
XII

The average USD exchange rate for the first half of 2002 was 4.0863 PLN/USD and was 1.1% higher than in the comparable period of the previous year (4.0420 PLN/USD).

3. INVESTMENTS IN TANGIBLE ASSETS

In the first half of 2002 investments were financed by the Company's own funds. Realisation of tangible investment expenditures in the first half of 2002 as compared with the first half of 2001 is presented in the table below:

Table 5. Investment expenditures by KGHM Polska Miedź S.A. (in '000 PLN)

	2001	I-VI 2001	**I-VI 2002**	1H 2001=100%
Mining	297 987	165 884	**105 522**	63.6
Smelting	100 488	50 946	**34 646**	68.0
Other activities	30 685	6 266	**13 413**	x 2.1
Total	429 160	223 096	**153 581**	68.8

Investment activities in the first half of 2002 were primarily aimed at realisation of tasks and construction of facilities connected with maintaining production levels, and at replacing fixed assets. Cost cutting-related investments were also undertaken, mainly in the form of modernisation and automation of machinery and equipment, as well as environmental investments which enable the Company to avoid penalties and fees arising from the exceeding of emission standards, and to reduce environmental fees.

Amongst continuing investments related to maintaining production capacity in the first half of 2002 were those aimed at:

- full utilisation of mine excavation capacity through the proper management of shafts (construction of shafts R-IX, R-XI, SG-1 and SG-2) ,
- improvement of the haulage system and replacement of mining machinery,
- modernisation of technology in the Ore Enrichment Plants,
- adapting smelter production capacity to the increase in mining production, through modernisation of the production infrastructure for electrorefining of copper, and
- continued modernisation of technology and techniques for crude lead production to make use of the accumulated lead-bearing materials.

4. EQUITY INVESTMENTS

In the first half of 2002 the following actions took place

Acquisition of shares in the increased share capital of companies

Energetyka sp. z o.o.

- On 19 March 2002 an increase in share capital was registered for the company of PLN 546 thousand. All shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covered by a contribution in kind of PLN 546 thousand and supplementary cash of PLN 0.1 thousand. The share capital of the company after registration amounts to PLN 63 265 thousand and is divided into 632 646 shares at PLN 100 each. KGHM Polska Miedź S.A. owns 100% of the shares.

Telefonia Dialog S.A.

- On 28 March 2002 KGHM Polska Miedź S.A. paid PLN 11 000 thousand to Telefonia DIALOG S.A. to cover required payments to share capital. A further tranche of PLN 15 000 thousand was paid on 30 July 2002. As at the date of preparation of this report the amount of PLN 174 000 thousand remained to be paid towards share capital.

Reductions in share capital

KGHM Metraco sp. z o.o.

- On 15 May 2002 a reduction in share capital was registered for the company of PLN 5 thousand. The capital was reduced by the retirement of 20 shares, belonging to minority shareholders, having a nominal value of PLN 250 each. Compensation for the retired shares is equal to the book value of the shares as estimated on 31 December 2001.

- On 24 April 2002 the General Meeting of KGHM Metraco Sp. z o.o. resolved to reduce the capital of the company by PLN 200 thousand through the retirement of 400 shares having a nominal value of PLN 500 each, belonging to minority shareholders. Compensation for the retired shares is equal to the book value of the shares as estimated on 31 December 2001. Following registration of this decrease in capital the stake of KGHM Polska Miedź S.A. in the share capital of this company will be increased to 98.96%.

POL-MIEDŹ TRANS spółka z o.o.

- On 20 June 2002 a reduction in share capital was registered for the company of PLN 0.2 thousand. The share capital of Pol-Miedź Trans Sp. z o.o. was reduced by PLN 0.2 thousand through the retirement of 2 shares having a nominal value of PLN 100 each. The share capital of Pol-Miedź Trans Sp. z o.o. following registration is PLN 137 423 thousand and is divided into 274 845 shares of PLN 500 each. KGHM Polska Miedź S.A. owns 100% of the shares of Pol-Miedź Trans Sp. z o.o.

DSI S.A.

- On 16 July 2002 a decrease in capital was registered for this company of PLN 1 584 thousand. This capital was decreased through the reduction in the per-share nominal value from PLN 100 to PLN 99. The purpose of this reduction was the recovery of a portion of the capital invested by the shareholder KGHM Polska Miedź S.A. The shareholder's claims will be executed through the transfer of property and supplementary cash to KGHM Polska Miedź S.A.

The sale of shares

Cuprum Bank S.A.

- On 26 March 2002, KGHM Polska Miedź S.A. transferred its ownership of 5 234 shares of Cuprum Bank S.A., having a nominal value of PLN 1000 each, to the company Dominet Spółka Akcyjna with its registered head office in Piaseczno. The sale of these shares was done based on a sales agreement signed on 18 September 2001. The book value of the above-mentioned shares in the accounts of KGHM Polska Miedź S.A. amounts to PLN 5 234 thousand. The total sale price of these shares amounts to PLN 7 599 thousand. Following this transaction, KGHM Polska Miedź S.A. owns no shares of Cuprum Bank S.A.

DSI S.A.

- On 26 July 2002 KGHM Polska Miedź S.A. sold 357 143 shares of DSI S.A., having a nominal value of PLN 100 each, representing 22.54% of the share capital of DSI S.A. The book value of these shares in the accounts of KGHM Polska Miedź S.A. amounted to PLN 30 188 thousand. The total sale price of these shares amounts to PLN 30 000 thousand. The above shares were acquired by KGHM Metale S.A. – a subsidiary of KGHM Polska Miedź S.A. Following this transaction the Company owns 77.46% of the share capital of DSI S.A.

AQUAKONRAD S.A. in liquidation

- On 26 July 2002 KGHM Polska Miedź S.A. sold 1 884 478 shares of „AQUAKONRAD S.A. in liquidation", having a nominal value of PLN 42 each. The shares sold represent 90.40% of the share capital of „AQUAKONRAD S.A. in liquidation". The book value of these shares in the accounts of KGHM Polska

Miedź S.A. amounted to PLN 742 thousand. The total sale price of these shares was PLN 19 thousand. The above shares were acquired by KGHM Metale S.A. – a subsidiary of KGHM Polska Miedź S.A. Following the above transaction, KGHM Polska Miedź S.A. no longer owns shares of the company „AQUAKONRAD S.A. in liquidation".

The transactions related to the sale of shares of DSI S.A. and of AQUAKONRAD S.A. were executed through the brokergae office of BGŻ S.A.

Dividends received

In the first half of 2002 KGHM Polska Miedź S.A. received a total of PLN 4 399 thousand in dividends from:

- CBJ sp. z o.o. PLN 1 026 thousand,
- POL-MIEDŹ TRANS sp. z o.o. PLN 2 783 thousand,
- FOSROC-KSANTE sp. z o.o. PLN 590 thousand

Returnable payments to capital.

In June 2002 KGHM Polska Miedź S.A. received from POL-MIEDŹ TRANS sp. z o.o. PLN 5 000 thousand as a returned payment on capital.

The acquisition of bonds

In the first half of 2002 transactions were entered into between KGHM Polska Miedź SA. and Telefonia Dialog SA related to the acquisition by KGHM Polska Miedź S.A. of bonds issued by Telefonia Dialog SA in the amount of PLN 178 078 thousand, and also to the rollover of bonds of Telefonia Dialog SA in the amount of PLN 1 209 000 thousand. The total value of these transactions was PLN 1 387 078 thousand.

The equity commitments of the Company as at 30 June 2002 are presented in the schemat below:

Schemat 2. Capital Group structure as at 30 June 2002


Equity interests of KGHM Polska Miedź S.A.
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges m.b.H. 100%
Centrum Badań Jakości Spółka z o.o. 100%
Telefonia Dialog S.A. 100%
KGHM CONGO sprl 100%
Energetyka Spółka z o.o. 100%
Miedziowe Centrum Zdrowia S.A. 100%
CBPM Cuprum Spółka z o.o. 100%
Pol-Miedź Trans Sp. z o.o. 100%
Towarzystwo Ubezpieczeń Wzajemnych Cuprum 93%
KGHM Metraco Sp. z o.o. 92%
PEW AQUAKONRAD S.A. (in liquidation) 90%
Fosroc-Ksante Sp. z o.o. 30%
Polkomtel S.A. 20%
Polskie Towarzystwo Reasekuracyjne S.A. 12%
PTE EPOKA S.A. (in liquidation) 6%
Dolnośląska Spółka Inwestycyjna S.A. 100%
PeBeKa S.A. 100%
DFM ZANAM Spółka z o.o. 100%
INOVA Centrum Innowacji Technicznych Spółka z o.o. 100%
ZM LEGMET Spółka z o.o. 100%
"INTERFERIE" Spółka z o.o. 100%
Zakład Wyrobów Gumowych Spółka z o.o. 100%
"KWARCE" S.A. 99%
DKE Spółka z o.o. 50%
"AGREA-LUBIN" S.A. in organisation 49%
Zakład Usług Wielobranżowych Spółka z o.o. 19%
NATUROPAK Spółka z o.o. in liq. 28%
Fundusz Inwestycji Kapitałowych KGHM Metale S.A. 100%
WFP "HEFRA" S.A. 90%
POLSKIE CENTRUM PROMOCJI MIEDZI S.A. 65%
Walcownia Metali Nieżelaznych Spółka z o.o. 64%
PHP MERCUS Spółka z o.o. 46%
Walcownia Metali "ŁABĘDY" S.A. 34%
TELEWIZJA FAMILIJNA S.A. 12%
HUTA GLIWICE S.A. < 1%

5. EMPLOYMENT

Employment as at 30 June 2002 was lower by 194 persons than at the end of the comparable prior period, and 209 persons lower than the level as at 31 December 2001. This fall in employment in KGHM Polska Miedź S.A. in the first half of 2002 was a result of the Company's employment policy.

Employment at the end of the first half of 2002 versus the comparable prior period is shown in the following table.

Table 6. End-of-period employment

	2001	I-VI 2001	**I-VI 2002**	1H 2001=100%
Mines	11 734	11 722	**11 599**	99.0
Smelters	4 724	4 742	**4 653**	98.1
Other Divisions	2 056	2 035	**2 053**	100.9
Total	18 514	18 499	**18 305**	99.0

6. CONTESTED ISSUES

As at 30 June 2002 the value of proceedings being pursued by the Company amounted to PLN 198 386 thousand, including debtors of PLN 159 097 thousand and creditors of PLN 39 289 thousand.

Amongst debtors, those relating to tax issues had the largest impact. The largest proceedings with respect to debtors are those being contested before the Tax Control Office, Legnica Branch, involving the amount of PLN 47 066 thousand related to VAT tax for the year 2000.

The largest proceedings with respect to creditors are those being contested before the Court of Arbitration of the National Chamber of Commerce in Warsaw relating to the claims of LG Petro Bank S.A. against the Company for payment of USD 5 500 thousand due to non-payment of the contractually-agreed price from the agreement dated 7 January 1997 relating to licensing rights for the KIMPE deposit.

These contested tax issues are not subject to any potential negative financial consequences, as in every case they involve claims by the Company concerning additional taxes which have already been paid.

The judgement passed by the Supreme Administrative Court on 2 July 2001 excluding underground mining work from real estate taxation provided the Company with the basis for claims related to the recovery of tax overpayments from municipal authorities for the years 1997-2001 These claims are valued at appx. PLN 46 million in general debtors, together with interest, from the moment when adjusted declarations were submitted together with the demand to confirm this overpayment. Negotiations are currently underway with municipal authorities for the return of this tax overpayment.

III. FINANCIAL STATEMENTS AND ANALYSIS

1. BALANCE SHEET: ASSETS

The balance sheet total increased by PLN 392 438 thousand in comparison to the end of the prior year.

Table 7. Assets and their structure as at end of period (in '000 PLN)

	31.12.2001	30.06.2001	**30.06.2002**	Share (%)	31.12.2001=100%
Fixed assets	4 893 309	4 729 273	**4 926 010**	61.2	100.7
Intangible assets	14 071	35 974	**10 056**	0.1	71.5
Tangible fixed assets	2 880 809	2 844 785	**2 887 331**	35.9	100.2
Long term debtors	2 336	25 096	**2 310**	0.0	98.9
Long term investments	1 838 258	1 611 949	**1 835 061**	22.8	99.8
Long term prepayments	157 835	211 469	**191 252**	2.4	121.2
Current assets	2 760 098	1 672 653	**3 119 835**	38.8	113.0
Inventory	925 542	932 978	**991 775**	12.3	107.2
Short term debtors	476 681	438 856	**531 408**	6.6	111.5
Short term investments	1 352 096	258 684	**1 555 027**	19.4	115.0
Short term prepayments	5 779	42 135	**41 625**	0.5	x 7.2
Total assets	7 653 407	6 401 926	**8 045 845**	100.0	105.1

Changes in assets in the first half of 2002 relate mainly to current assets. The significant increase in this asset group is mainly due to the financing policy selected for the development of Telefonia Dialog S.A. The bonds of this company represent the decided majority of the short term financial assets of KGHM Polska Miedź S.A. At the end of the first half of the year total value of bonds was PLN 1 381 660 thousand.

The increase in the level of inventory is mainly due to the higher inventory levels of semi-products and of copper and silver products. The copper anode inventory had a decisive impact, as its volume increased 51.0 % from the beginning of the year due to the maintenance shutdown of the Głogów II smelter. During this period of maintenance, from July to September, and also after its completion, a systematic fall in the inventory of copper anode is expected.

Short term debtors relate mainly to trade debtors (PLN 255 395 thousand) and to taxation and donations (PLN 172 573 thousand).

The increase in fixed assets by PLN 32 701 thousand over the first six months of 2002 is mainly due to changes in deferred tax assets.

The small increase in tangible assets is an effect of the costs-cutting policy, an element of which is the investment program aimed first of all at maintaining the production capacity of the mines and smelters.

The lower amount of long term investments versus their level at the beginning of 2002 is in particular the result of disposal of the shares of Cuprum Bank S.A. alongside a limitation to the scope of equity investments. Respecting the latter in the first half of 2002 KGHM Polska Miedź S.A. obtained shares in the increased share capital of Energetyka sp. z o.o., making a contribution in kind of PLN 546 thousand supplemented by a small amount of cash.

2. BALANCE SHEET: SHAREHOLDERS' FUNDS AND LIABILITIES

With respect to their level at the end of the prior year there were no significant changes in the structure of shareholders' funds and liabilities.

Table 8. Sources of financing of assets and their structure, as at end of period (in '000 PLN)

	31.12.2001	30.06.2001	**30.06.2002**	Share (%)	31.12.2001=100%
Shareholders' funds	3 711 600	3 950 737	**3 834 748**	47.7	103.3
Share capital	2 000 000	2 000 000	**2 000 000**	24.9	100.0
Reserve capital	1 182 675	1 179 339	**996 994**	12.4	84.3
Revaluation reserve capital	704 126	714 686	**719 514**	8.9	102.2
Profit (loss) from prior years	56	56	**15 525**	0.2	x
Net profit (loss)	(175 257)	56 656	**102 715**	1.3	x
Liabilities and provisions for liabilities	3 941 807	2 451 189	**4 211 097**	52.3	106.8
Provisions for liabilities	1 076 209	860 842	**1 144 066**	14.2	106.3
Long term liabilities	120 918	-	**123 228**	1.5	101.9
Short term liabilities	2 698 840	1 275 861	**2 780 295**	34.6	103.0
Accruals and deferred income	45 840	314 486	**163 508**	2.0	x 3.6
Total shareholders' funds and liabilities	7 653 407	6 401 926	**8 045 845**	100.0	105.1

Next to liabilities, shareholders' funds represented an important source for the financing of assets. The increase in shareholders' funds was mainly due to the net profit earned in the first six months of 2002.

The loss for 2001, in accordance with the resolution of the General Meeting, was covered by reserve capital.

The majority of revaluation reserve capital at the end of the second quarter of 2002 represented capital from the revaluation of fixed assets (PLN 706 756 thousand), with the remainder related to hedging transactions.

The results of changes in the principles of accounting for surplus positive exchange rate differences over negative and in the setting of exchange rates for the valuation of assets and liabilities, together with the related deferred income tax provision, at the restated balance sheet date were recognised in the financial result of 2001.

In the first half of 2002 there was a further increase in external capital. The main item in liabilities is short term credit and loans of PLN 2 074 106 thousand, including liabilities towards the bank PKO S.A. (PLN 1 093 994 thousand) and credit granted on the basis of an agreement dated 21 June 2002, entered into with ABN Amro Bank N.V. and J.P. Morgan Plc (PLN 750 248 thousand).

Provisions for liabilities also rose as compared with their level at the end of 2001. The largest changes in this regard relate to the following types of provisions: for deferred income tax , for retirement and other benefits and for mine closure costs. In addition, provisions were created for liabilities arising from an agreement entered into between the Company and the municipality of Grębocice respecting expansion of the tailings pond "Żelazny Most", and for future mining fee costs in the amount of PLN 34 964 thousand.

During the first half of 2002 only the ratio describing current assets coverage by short term liabilities changed insignificantly.

Table 9. Assets financing ratios

	31.12.2001	30.06.2001	**30.06.2002**
Level of assets coverage by equity	0.5	0.6	**0.5**
Level of fixed assets coverage by equity	0.8	0.8	**0.8**
Level of fixed assets coverage by long term capital	1.0	1.0	**1.0**
Level of current assets coverage by short term liabilities.	1.0	0.8	**0.9**

3. PROFIT AND LOSS ACCOUNT

Basic elements of the profit and loss account are shown in the table below:

Table 10. Profit and loss account (in '000 PLN)

	2001	I-VI 2001	**I-VI 2002**	**1H 2001=100%**
Revenues from the sale of products, goods and mat.	4 240 797	2 208 704	**2 146 130**	97.2
Operating costs	4 044 285	2 019 292	**2 000 755**	99.1
Profit from sales	196 512	189 412	**145 375**	76.8
Other operating income	26 987	8 771	**70 989**	x 8.1
Other operating costs	310 824	40 687	**79 318**	194.9
Operating profit	(87 325)	157 496	**137 046**	87.0
Financial income	180 156	132 166	**165 986**	125.6
Financial costs	219 710	203 167	**159 993**	78.7
Result on extraordinary items	(170)	(30)	**(9)**	30.0
Profit/loss before taxation	(127 049)	86 465	**143 030**	165.4
Taxation	48 208	29 809	**40 315**	135.2
Net profit (loss)	(175 257)	56 656	**102 715**	181.3

In the first half of 2002 the Company generated:

- a profit from sales of PLN 145 375 thousand,
- a loss from other operating activities of PLN 8 329 thousand, and
- a profit from financial activities of PLN 5 993 thousand.

In relation to the comparable prior period of 2001, the following factors had a decisive impact on the result from sales:

- the fall in copper prices by 7.4 %,
- the increase in silver prices by 2.8 %,
- appreciation of the USD by 1.1 %,
- the increase in the copper sales volume by 2.2 % and silver by 7.5 %, and
- the decrease in the unit copper production cost by 4.1 %.

Table 11. Basic factors impacting the financial result of KGHM Polska Miedź S.A.

	2001	I-VI 2001	**I-VI 2002**	1H 2001=100%
Copper production (t)	498 451	246 336	**250 698**	101.8
Silver production (kg)	1 163 132	582 643	**602 199**	103.4
Average copper price on LME (USD/t)	1 578	1 709	**1 582**	92.6
Average silver price on LBM (USD/kg)	141	144	**148**	102.8
Average exchange rate per NBP (PLN/USD)	4.0978	4.0420	**4.0863**	101.1
Unit copper production cost (PLN/t)	6 328	6 450	**6 184**	95.9
Unit copper production cost (USD/t)	1 544	1 596	**1 513**	94.8

In the first half of 2002 revenues from the sale of products were lower than in the comparable prior period of last year by PLN 59 408 thousand, or by 2.7 %, including from sales of the following (in '000 PLN):

Copper and copper products	**(106 160)**
of which: increase in sales volume	38 677
USD appreciation	19 800
fall in prices	(164 637)
Metallic silver	**38 101**
of which: increase in sales volume	25 688
USD appreciation	4 028
increase in prices	8 385

In the period described operating activity costs were lower by PLN 18 537 thousand, of which (in '000 PLN):

- general administrative costs (23 107)
- cost of manufactured products sold (alongside a higher sales volume of copper products by 2.2 % and of metallic silver by 7.5 %) 8 279
- value of goods and materials sold (2 890)
- selling costs (819)

With respect to the comparable prior period there was a decrease in the unit electrolytic copper production cost by 4.1 %, which to a large extent was the result of actions taken by the Management Board of KGHM Polska Miedź S.A. with respect to consistent application of the Cost Cutting Program as well as controlling costs in both the Divisions as well as in the Head Office.

There was a reduction in costs at all levels of the electrolytic copper production process, primarily in the following areas: depreciation, materials consumption, external services, representative services and business trips.

The loss in other operating activities (PLN 8 329 thousand) in the first half was mainly comprised of (in '000 PLN):

- the release and creation of provisions (51 667)
- adjustment to the real estate tax from prior years 44 756
- revaluation of non-financial assets (4 334)

The result on financial activities (PLN 5 993 thousand) was mainly the result of (in '000 PLN):

- revaluation of investments 32 393
- exchange rate differences (13 081)
- provisions created (8 382)
- dividends received 4 399
- profit from the sale of investments 4 206
- interest received and paid, and commissions 4 154

The profit before tax was reduced by taxation of PLN 40 315 thousand. The tax calculated using a rate of 28% of the taxable base was PLN 76 108 thousand, which was reduced by an adjustment to prior period taxation of PLN 5 077 thousand and by temporary differences of PLN 30 716 thousand.

In accordance with the requirements of the tax law, the basis for taxation (taxable income) was established by the adjustment of profit before taxation, as shown in the table below:

Table 12. Adjustment to profit before taxation by the change in taxable base ('000 PLN)

Profit before taxation	**143 030**
Adjustment of revenues, of which:	**(26 027)**
increase of revenues	248 381
decrease of revenues	274 408
Adjustment of costs, of which:	**155 211**
increase of costs	221 565
decrease of costs by non-tax deductible expenses	376 776
Other adjustments	(399)
Taxable income	**271 815**

The negative adjustment to income of PLN 26 027 thousand primarily relates to:

- derivative transactions (PLN 16 737 thousand)
- provisions released (PLN 18 630 thousand)
- exchange rate differences PLN 10 346 thousand.

Major non-tax deductible costs were:

- created provisions – PLN 219 620 thousand (of which for: wages – PLN 78 698 thousand, annual bonus – PLN 49 300 thousand, mine closure costs – PLN 12 925 thousand, employee benefits – PLN 13 931 thousand, R&D compensation – PLN 8 355 thousand, coal equivalent payments to former employees – PLN 4 592 thousand, and for debtors – PLN 2 791 thousand),
- accrued financial costs of term transactions – PLN 100 980 thousand,
- negative exchange rate differences – PLN 17 565 thousand,
- depreciation of fixed assets – PLN 16 881 thousand (of which for investment relief received for the years 1994 and 1995 – PLN 4 071 thousand, and for 1999 – PLN 11 817 thousand), and
- interest on late payments and accrued interest on credit – PLN 10 995 thousand.

4. FINANCIAL RATIOS

In the first half of 2002 the Company achieved a higher net profit than in the comparable prior period, impacting the Company's financial ratios.

Basic economic relationships describing the activities of KGHM Polska Miedź S.A. are shown below.

Table 13. Liquidity and profitability ratios:

	2001	I-VI 2001	**I-VI 2002**
Current liquidity	1.0	1.3	**1.1**
Quick liquidity	0.7	0.6	**0.8**
ROA – return on assets (%)	(2.3)	0.9	**1.3**
ROE – return on equity (%)	(4.7)	1.4	**2.7**
Debt ratio (%)	37.4	24.8	**38.1**
Durability of financing structure (%)	63.2	73.6	**61.6**

Liquidity ratios show the relationship of current assets, or their more liquid part, to short-term liabilities. Current assets were entirely financed by current liabilities. The increase in current assets, including short term bonds, was financed by short term credit, which at period-end represented 68 % of current liabilities.

The levels of return on assets (ROA) and on shareholders' funds (ROE), being the relation of net profit to assets and shareholders' funds achieved the respective levels of 1.3 and 2.7. The global debt ratio (38.1%) shows the level to which the Company's activities are financed by external sources. The fact that two-thirds of the Company's activities are financed by its own resources indicates a durable financing structure.

5. LIQUIDITY

Financial resources

The Structure of Company cash and cash equivalents is shown in the table below:

Table 14. Structure of Company cash and cash equivalents ('000 PLN)

	31.12.2001	**30.06.2002**	31.12.2001=100%
Cash on hand and at bank	5 997	**3 423**	57.1
Other cash and cash equivalents	-	**3**	x
Other monetary assets, of which:	39 066	**100 834**	x 2.6
- monetary assets with a 3-month maturity	37 498	**99 600**	x 2.7
-interest from financial assets with a 3-month maturity	1 568	**1 234**	78.7
Total cash resources and other monetary assets	45 063	**104 260**	x 2.3

There was a decrease in cash at bank, as a result of the introduction of non-cash turnover in an internal cash management system.

There was an increase in bank deposits (other monetary assets), caused by the accumulation of cash to execute payments in the first days of July (payment of special bonus).

Financial income from the depositing of periodically free cash resources and short-term investments is shown below:

Table 15. Financial income from bank deposits and short-term investments ('000 PLN)

	2001	I-VI 2001	**I-VI 2002**
On-demand accounts	1 203	357	318
Securities	17 088	122	68 307
Fixed-term bank accounts	6 203	3 211	1 391
Total	24 494	3 690	70 016

Periodically free cash resources deposited in bank accounts generated financial income in the amount of PLN 1 391 thousand. A major cause of the fall in income from bank deposits was the reduction in interest rates.

There was an increase in financial income due to the large scale of equity investment (mainly the bonds of Telefonia Dialog).

Due to trade and hedging transactions, the amount of PLN 33 895 thousand was recognised in the financial result of the Company. In addition, due to the revaluation to fair value of hedging transactions, the capital of the Company was increased by PLN 25 566 thousand. These amounts respecting hedging will change in an opposite manner to that income of the Company subject to hedging, depending on exchange rates and metals prices.

Credit servicing in the first half of 2002

In the first half of 2002 The Company continued to make use of syndicated credit, whose organisers were the banks: **ABN AMRO BANK N.V.** and **Citibank N.A.** Signed on 21 December 2000, this agreement guarantees the granting of syndicated credit in various currencies in the amount of 200 mln USD.

In the first half of 2002 syndicated credit tranches were drawn in USD and EUR. Interest was paid on time - pursuant to the agreement, following the interest period. Interest on the credit granted was equal to LIBOR plus a margin.

Due to the failure by the Company to meet the conditions of the Credit Agreement, the bank margin increased as from December 2001.

The Company simultaneously made a one-time payment of 0.2 % of the amount of credit, or 400 thousand USD, due to failure to maintain the Net Consolidated Material Value ratio to the end of the year. Due to deterioration in the financial situation of the Company, credit servicing costs were changed in 2002. The bank margin, as a result of signing a supplementary agreement, from 1 February 2002 increased again. The Company incurred additional costs due to failure to maintain the conditions of the Credit Agreement and to the signing of a Supplementary Agreement. This credit was terminated by the Company on 12 June 2002, with repayment on 26 June.

On 21 June 2002 a Credit Agreement was signed for USD 200 mln between KGHM Polska Miedź S.A. and the organisers of this credit: **ABN AMRO BANK N.V.** and **JP Morgan PLC**. This is bridging credit with a final repayment date of 366 days after the signing of the agreement. This credit was drawn for the purpose of repaying the credit organised by Citibank N.A. and ABN AMRO BANK N.V. dated 20 December 2000. Credit conditions were 3M LIBOR plus a margin, with the amount drawn of USD 181 342 thousand.

As a result of the agreement signed on 28 December 2001 with **Bank Handlowy S.A.**, the Company drew credit of USD 70 mln.

The maturity structure of this credit is as follows:

- short term credit drawn for 6 months in the amount of USD 40 mln with a margin of LIBOR plus a margin. Date of repayment 28 June 2002, credit was repaid on time.
- medium term credit drawn for 3 years in the amount of USD 30 mln with a margin of LIBOR plus a margin. Date of repayment 28 December 2004.

On 19 December 2001 the Company entered into a Two-currency Syndicated Credit Agreement in the form of a revolving line of credit. This credit was organised by the banks Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Polska Kasa Opieki S.A. The credit limit is PLN 915 mln and USD 43.5 mln. The credit is designated for payments related to the acquisition of bonds of Telefonia Dialog and to payments related to the acquisition of bonds on the secondary market. Maturity for this credit is 19 December 2002. Interest on credit drawn is equal to 1M LIBOR for USD-denominated tranches plus a margin and 1M WIBOR plus a margin for PLN-denominated tranches.

The Company also drew short term credit in BRE Bank S.A.

1.) Short term credit of USD 25 mln, Agreement signed on 7 January 2002.

Credit conditions:

- interest: 1 month LIBOR + a margin

Maturity of this credit fell on 8 April 2002. As a result of signing Annexes to this Credit Agreement, the Company repaid USD 10 mln on 30 April 2002, with the remaining USD 15 mln of this credit to be repaid by 30 August 2002.

2.) Short term credit of USD 40 mln, Agreement signed on 19 June 2002.

Credit conditions:

- interest: 1 month LIBOR + a margin

Maturity of this credit will take place successively in installments, with the first intallment of USD 8 mln being executed on 1 August 2002, while the last installment of USD 8 mln will be executed on 1 February 2003.

The Company has current credit lines available

- in Bank Handlowy up to USD 5 mln.
- in BIG Bank Gdański up to USD 10 mln .

As at 30 June the Company had not made use of these credit lines.

OWN BILLS OF EXCHANGE as at 30 June 2002:

BRE BANK S.A. Wrocław branch, granted a banking guarantee for the liabilities of KGHM Polska Miedź S.A. towards the Customs Office in Legnica up to the amount of PLN 4 800 thousand, insuring the payment of liabilities on their due dates, which may arise in the period from 22 July 1998 to 31 December 2002 due to customs duties, taxes and other customs-related fees towards the European Union.

As a form of security KGHM Polska Miedź S.A. issued a bill of exchange up to the maximum amount of PLN 4 950 thousand, and empowered the bank to execute the bill of exchange no later than 31 March 2008.

BRE BANK S.A. Wrocław branch, granted a banking guarantee for the liabilities of KGHM Polska Miedź S.A. towards the Customs Office in Wrocław up to the amount of PLN 5 600 thousand, insuring the payment of liabilities on their due dates, which may arise in the period from 15 July 2001 to 31 July 2002 due to customs duties, taxes and other customs-related fees and interest, towards which a Debtor would be liable.

As a form of security KGHM Polska Miedź S.A. issued a bill of exchange up to the maximum amount of PLN 5 656 thousand, and empowered the bank to execute the bill of exchange no later than 30 March 2003.

6. REALISATION OF FINANCIAL FORECASTS

In the first half of 2002 the Company achieved favorable financial results, exceeding the level assumed in the published forecast. Revenues from the sale of products, goods and materials after six months represented 50.4% of those planned for the year, while net profit was nearly double that forecast for all of 2002. Such a large improvement on the forecast is primarily the result of:

- relatively low costs in the first half year, mainly due to: realisation of efficiency-enhancing tasks, controlling expenses (respecting the purchase of materials and external services), resignation from the creation of provisions for maintenance in the smelters and from depreciation adjustments (a decrease),
- the high volume of sales of copper and silver products, and
- surpluses arising from trade and hedging transactions (+PLN 33 895 thousand). The forecast did not reflect the result on financial activities in this regard. The financial effects of the risk management methods applied may have a significant impact on the result on financial activities.

As a result of exceeding the planned results and due to fluctuating macroeconomic conditions, the Company is currently developing an updated forecast. Despite the currently unfavorable situation on the copper market, the Company does not anticipate a reduction in the forecast of financial results. Should there be significant differences in relation the the published forecast, this information will be published as a current report immediately after its approval by the Supervisory Board of KGHM Polska Miedź S.A.

The Report on the activities of KGHM Polska Miedź S.A. in the first half of 2002

is presented by the Management Board, comprised of:

President of the Management Board	Stanisław Speczik	....
First Vice President of the Management Board	Stanisław Siewierski	....
Vice President of the Management Board	Witold Bugajski	....
Vice President of the Management Board	Grzegorz Kubacki	....
Vice President of the Management Board	Jarosław Andrzej Szczepek	....

Lubin, 30 August 2002

METHODOLOGY FOR CALCULATION OF RATIOS USED IN THIS REPORT

All data related to the first half of 2001 and the full year 2001 have been restated in accordance with the updated Law on Accounting.

Assets financing ratios:

Level of assets coverage by equity – the ratio of shareholders' funds to total assets,

Level of fixed assets coverage by equity – the ratio of shareholders' funds to fixed assets,

Level of fixed assets coverage by long term capital – the ratio of shareholders' funds plus provisions for liabilities plus long term liabilities to fixed assets,

Level of current assets coverage by short term liabilities – the ratio of short term liabilities and special funds to current assets.

Liquidity and profitability ratios:

Current liquidity – the ratio of total current assets to short term liabilities,

Quick liquidity – the ratio of current assets minus inventory to short term liabilities,

ROA – return on assets (%) – the ratio of net profit to total assets, times 100,

ROE – return on equity (%) – the ratio of net profit to shareholders' funds, times 100,

Debt ratio (%) – the ratio of liabilities plus accruals and deferred income to shareholders' funds and liabilities,

Durability of financing structure (%) – the ratio of shareholders' funds plus long term provisions for liabilities and long term liabilities to shareholders' funds and liabilities.

LIST OF TABLES, SCHEMATS AND CHARTS